Exhibit 99.2

VERSUS SYSTEMS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

(Expressed in United States Dollars)

SIX MONTH PERIOD ENDED

JUNE 30, 2022

REPORT DATE – August 15, 2022

VERSUS SYSTEMS INC. Management’s Discussion and Analysis Six Month Period Ended June 30, 2022

Introduction

Versus Systems Inc., (the “Company”), a corporation formed under the laws of British Columbia, was formed by way of an amalgamation under the name McAdam Resources, Inc. in the Province of Ontario on December 1, 1988 and subsequently extra provincially registered in British Columbia on February 2, 1989. The Company changed its name to Boulder Mining Corporation on May 9, 1995 in Ontario and on September 25, 1996 in British Columbia. The Company continued into British Columbia on January 2, 2007 and concurrently changed its name to Opal Energy Corp. The Company changed its name to Versus Systems Inc. on June 30, 2016, and concurrently ceased or divested its mining related business and began operating its current software platform business. On June 3rd, 2021, the Company acquired Xcite Interactive, Inc. a company that created a fan engagement software platform for live events. The Company operates through its majority-owned subsidiary, Versus LLC, a Nevada limited liability company that was organized on August 21, 2013 and through its wholly owned subsidiary, Xcite Interactive, Inc. The principal executive offices in Canada are located at 1558 Hastings Street, Vancouver, British Columbia V6G 3J4 Canada, and the telephone number is (604) 639-4457. The Company’s principal executive offices in the United States are located at 6701 Center Drive West, Suite 480, Los Angeles, CA 90045, and the telephone number at that address is (424) 226-8588. Our website address is www.versussystems.com.

In accordance with Form 51-102F1, the following Management’s Discussion & Analysis (MD&A) provides a review of activities, results of operations and financial condition of the Company for the six months ended June 30, 2022. The following discussion and analysis should be read in conjunction with the Company’s audited consolidated financial statements for the years ended December 31, 2021 and 2020 which were prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and Interpretations of the International Financial Reporting Interpretations Committee (IFRIC). All monetary amounts, unless otherwise indicated, are expressed in United States dollars.

Forward-Looking Statements

Except for statements of historical fact, this MD&A contains certain "forward-looking information" within the meaning of applicable securities law. Forward-looking information is frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. In particular, forward-looking information in this MD&A includes, but is not limited to, statements with respect to future events and is subject to certain risks, uncertainties and assumptions. Although we believe that the expectations reflected in the forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. We cannot guarantee future results, performance or achievements. Consequently, there is no representation that the actual results achieved will be the same, in whole or in part, as those set out in the forward-looking information.

Forward-looking information is based on the opinions and estimates of management at the date the statements are made and is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those anticipated in the forward-looking information. Some of the risks and other factors could cause results to differ materially from those expressed in the forward-looking statements include, but are not limited to: limited operating history; regulatory risks; changes in laws, regulations and guidelines; failure to retain existing users or add new users; reliance on management and key personnel lack of demand; competition; rapid technological change; online commerce security risks; and the other factors described herein under "Risks and Uncertainties" as well as in our public filings available at www.sedar.com. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

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VERSUS SYSTEMS INC. Management’s Discussion and Analysis Six Month Period Ended June 30, 2022

Forward-Looking Statements (continued)

The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. We undertake no duty to update any of the forward-looking information to conform such information to actual results or to changes in our expectations except as otherwise required by applicable securities legislation. Readers are cautioned not to place undue reliance on forward-looking information.

Non-Controlling Interest in Versus LLC

As at December 31, 2018, the Company held a 41.3% ownership interest in Versus LLC, a privately held limited liability company organized under the laws of the state of Nevada. The Company consolidates Versus LLC as a result of having full control over the voting shares. Versus LLC is a technology company that is developing a business-to-business software platform that allows video game publishers and developers to offer prize-based matches of their games to their players.

On May 21, 2019, the Company acquired an additional 25.2% interest in Versus LLC in exchange for 574,009 common shares of the Company and 287,005 share purchase warrants. The common shares and the share purchase warrants were determined to have a fair value of $1,403,675 and $116,595, respectively. As a result, the Company increased its ownership interest to 66.5% and recorded the excess purchase price over net identifiable liabilities of $3,575,611 against reserves. The effect on non-controlling interest was a reduction of $1,963,827.

On June 21, 2019, the Company acquired an additional 0.3% interest in Versus LLC in exchange for 2,825 common shares of the Company and 1,412 share purchase warrants. The common shares and the share purchase warrants were determined to have a fair value of $7,011 and $2,565, respectively. As a result, the Company increased its ownership interest to 66.8% and recorded the excess purchase price over net identifiable assets of $26,724 against reserves. The effect on non-controlling interest was a reduction of $16,627.

On March 1, 2022, the Company acquired an additional 15.1% interest in Versus LLC in exchange for 171,608 common shares of the Company. The common shares were determined to have a fair value of $186,294. As a result, the Company increased its ownership interest to 81.9% and recorded the excess purchase price over net identifiable assets of $4,562,631 against reserves. The effect on non-controlling interest was a reduction of $4,376,337.

About Versus LLC

Versus is a limited liability company organized under the laws of the state of Nevada and headquartered in Los Angeles, California.

Versus offers a business-to-business software platform that allows video game publishers and developers, as well as other interactive media content creators, to offer in-game prizing and rewards, based on the completion of in-content challenges. The prizes available are specific to each player based on a variety of characteristics, including age, location, game played, and challenged played. Versus’ platform facilitates several types of single player prize challenges that includes a wide range of prize types including, coupons, sweepstakes-style prizes, Consumer Packaged Goods (CPG), and Downloadable Content (DLC). The Company sells the opportunity to place in-game prizes to advertisers who wish to place product in-game, sharing a certain portion of the gross receipts with the content and game owners. Its current agreements range from 50% to 60% of revenue being shared with the publisher/developers, with the remaining 50% to 40% of gross receipts belonging to Versus.

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VERSUS SYSTEMS INC. Management’s Discussion and Analysis Six Month Period Ended June 30, 2022

About Versus LLC (continued)

The Company believes its platform is mutually-beneficial across three targets. Content providers gain increased interaction with their media experience. Brands see a prolonged increase of interest from players and consumers viewing their goods as a positive win rather than a distraction from content. Players and consumers want to interact with content that provides access to these wins, increasing the value of the content as a supplier of opportunities, of the brands as prizes, and of the experience itself as an interactive and desirable challenge.

The Company’s platform allows consumers to become active ad participants seeking a claim to placed brands as victories won through interactions with a variety of media experiences. Users are no longer “just” winning a game or streaming their favorite film. These interactions now bestow bragging rights that extend past the media’s original purpose, resulting in winning real world goods and gaining access to experiences.

While Versus is in negotiations with a number of video game publisher/developers, the Versus platform is currently available in HP’s Omen Command Center. At present Versus has generated limited revenue from operations.

Versus-enabled game play is currently available in the United States, China, India, Mexico, the United Kingdom, and Canada. Versus intends additional expansion into Europe and Asia, according to the release schedules of the prospective Versus developer/publisher partners. As Versus will be integrated directly into the developers’ and publishers’ video games, the majority of the marketing spend/customer acquisition costs will be borne by the publisher developers when they release their games.

About Xcite Interactive, Inc.

On June 3, 2021, the Company completed its acquisition of Xcite Interactive, a leading provider of online audience engagement through its owned and operated XEO technology platform. Xcite sells services and software to multiple professional sports franchises across Major League Baseball (MLB), National Hockey League (NHL), National Basketball Association (NBA) and the National Football League (NFL) as well as the Olympics, World Cup, and other global sporting events. Versus Systems acquired 100% of the outstanding voting interest in the Company.

With the acquisition, Versus acquires both a live events business, which includes partnering with multiple professional sports franchises to drive in-stadium audience engagement as well as a software licensing business creating a recurring revenue stream. In addition to providing improved consumer engagement, the XEO platform provides increased transparency and flexibility through the real time action board. The action board reduces data to information in which the content provider can act on during the live event. In addition, it allows for audience segmentation and targeted advertising technology further improving advertising efficiency.

The combined Company is now positioned to provide improved fan engagement on behalf of professional sports teams to those fans that are not in the stadium but rather viewing at home on television or streaming the game on a computer or mobile device. Consumers are able to follow the game, interact with other fans through a chat function, and compete for prizes and rewards offered through the team itself or potentially one of the team’s branding partners. This can be extended beyond professional sports to viewers of college sports, the Olympics, awards shows, or even reality TV. By driving second screen engagement, content providers, such as sports teams, are able to maintain the consumer’s attention during lengthy commercials and downtime in play.

Xcite Interactive Inc. is a corporation organized under the laws of Delaware.

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VERSUS SYSTEMS INC. Management’s Discussion and Analysis Six Month Period Ended June 30, 2022

Overview of the Company

We offer a proprietary business-to-business software platform called eXtreme Engagement Online (XEO) that allows live event producers, professional sports franchises, video game publishers and developers, live event producers, and professional sports franchises, as well as other interactive media content creators, the ability to offer in-game prizing and rewards based on the completion of in-content challenges alongside other user engagement tools. The prizes or rewards offered are specific to each player or viewer based on a variety of user- and content-based characteristics, including age, location, game played and challenge undertaken. Our platform facilitates several types of single player prize challenges that includes a wide range of prize types, including coupons, sweepstakes-style prizes, consumer packaged goods (CPG) and downloadable content (DLC).

With the acquisition of Xcite Interactive Inc. (Xcite Interactive) in June of 2021, we acquired a number of key pieces of technology and relationships that we believe will benefit our engagement and rewards business. First, we gained an industry-leading live events fan engagement business that partners with over 50 professional sports franchises across the National Football League (NFL), the National Basketball Association (NBA), the National Hockey League (NHL) and others to drive in-stadium audience engagement using interactive gaming functions like trivia, polling, and casual games that can be played alongside the live experience. Our three largest customers in 2021 include the Dallas Stars, New Jersey Devils, and New York Jets. We also acquired a growing software licensing business that takes the in-venue fan engagement tools and methods developed by Xcite and its team over decades, productizing those tools in a scalable way that allows teams and content partners of all sizes to engage with fans in-venue and at home in measurable, effective ways at a fraction of the cost of a large professional game operations staff.

We license our XEO software platform to teams, leagues, and other content creators creating a recurring revenue stream that supplements our professional services and advertising revenues. In addition to providing improved consumer engagement with games and features like trivia and polling, the XEO platform provides improved analytics and flexibility for our content partners through the real-time action board. The action board provides content partners with actionable insights during the game, and it also gives operators tools to adjust the run of show, reacting in real time to events that are happening on the field or in-venue, giving a more urgent, contextual feel to the content and making fan’s interactivity feel more authentic and personal. This real-time engagement tech, coupled with improved analytics about player behavior allows for both improved audience experience and also improved advertising efficiency.

We are able to provide our customers improved fan engagement, not only reaching out to those fans that are in the stadium, but also to those watching at home on television or streaming the game on a computer or mobile device. With XEO, fans can follow the game, interact with other fans through a chat function, and compete for prizes and rewards offered through the team itself or through one of the team’s sponsors or branding partners. This engagement and rewards model can extend beyond professional sports to viewers of college sports, the Olympics, awards shows, reality TV, or even streaming content on platforms like YouTube, Twitter and Twitch. By driving second screen engagement, content providers, such as sports teams, are able to maintain the consumer’s attention during lengthy commercials, timeouts, and breaks in play.

We believe our platform provides real benefits for three key target groups: content providers, brands and agencies, and fans/players. By providing interactivity and in-content rewards, content providers see more frequent sessions and longer session times from their users and viewers. Consumer brands offering sponsorships and in-content prizes or rewards within our interactive experiences see improved brand recall and brand affinity, as well as prolonged and increased interest from players and consumers who view their goods as a positive “win” within their viewing experience rather than as a distraction from the content they are watching as is typically the case with traditional in-content advertising. Players, viewers, and consumers who interact alongside their favorite content, especially players who play for real-world rewards, show an increased desire to interact with such content, which increases the value of the content as a supplier of prizing opportunities, of the brands that offer the prizes, and of the experience itself as an interactive and desirable challenge for players and viewers.

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VERSUS SYSTEMS INC. Management’s Discussion and Analysis Six Month Period Ended June 30, 2022

Overview of the Company (continued)

We monetize prizes and sponsorships in a number of ways including Cost Per Click (CPC), Cost Per Action (CPA), and sponsorship revenues that can be charged to the brand. In those cases, we either are paid to place images within our interactive elements, or as a function of an end user interacting with the brand (CPC), or as a function of the user accepting the reward or in some way transacting with the brand (CPA). We share a certain percentage of the gross receipts we receive from such brand customers with the content partners who are the owners of the media in which the prizes or rewards are offered. Our current agreements with the owners or marketers of consumer brands provide that we are paid a fee to place their ads in content, the amount of which is based either on the number of ads placed or upon the performance of those ads relative to the brand’s goals.

Our revenues have principally come from software licensing and professional services, provided to professional sports franchises as well as fan engagement events like rodeos, boxing matches, concerts, and other live events including the Olympics, Women’s World Cup, the X Games, and other global sporting events. Our current agreements with content or game owners, including the Peach Bowl, HP, Kast and Animoca Brands, provide that from 50% to 70% of advertising revenue will be kept by, or shared with, the publisher or developer, with the remaining 50% to 30% of gross receipts belonging to Versus. HP, our largest customer during the years ended December 31, 2018, 2019, and 2020 has pre-installed our platform in its OMEN and Pavilion brands of personal computers that are manufactured primarily for gamers and for general use as a means of increasing usage and desirability of those computers by consumers.

According to a 2018 study by us and the University of California, Los Angeles Center for Management of Enterprise in Media, Entertainment and Sports, the introduction of rewards benefits content providers, brands, and players across a variety of demographics.

Our technology facilitates advertising that is part of the entertainment itself — part of the narrative, not as a distraction. By creating an environment that makes brands part of a desired experience — winning prizes or rewards — we empower content providers and brands to engage consumers more effectively and for more extended periods of time.

Growth Strategy and Future Roadmap

While other forms of advertising technology focus mostly upon increasing monetization solely for the advertiser, we believe we change the universe of beneficiaries significantly. Our approach creates simultaneous wins for content providers, brands, and consumers. We believe today’s audiences seek real, personal, contextual, interactive, and rewarding engagement. There is no shortage of content choice in the market. Going forward, all forms of content from apps to streaming content to video games to live events to television both linear and over the top (OTT) will be forced to find new ways to reach audiences with content that matters. At the same time, brands and agencies need new ways to reach customers as those audiences have an increasing number of non-ad-supported media choices as well as a more skeptical position on advertising than they have ever had in the past. We recognize that keeping engagement high, keeping content personal, contextual, choice-based, interactive, and rewarding, is the key to making great content — and also great ads. This type of approach has an opportunity to change what Statista estimates as a $600 billion-dollar global advertising industry — focusing on making content more fun and changing the negative associations that users have with traditional media advertising. By creating prizing opportunities, brand introductions mean a chance to win rather than switching to another tab, source, or device while waiting for selected content to return.

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VERSUS SYSTEMS INC. Management’s Discussion and Analysis Six Month Period Ended June 30, 2022

Growth Strategy and Future Roadmap (continued)

The Company’s growth strategy can really be summarized into three areas: grow the audience, grow the prize provider pool, and then constantly iterate and improve.

The key elements of the long-term growth strategy include:

●	Increase Applications and Verticals. To grow our user base, we will seek to increase the number of games, applications and content providers that have integrated our platform across an increasing number of industries. Part of that process will involve making our platform easier to integrate into the wide variety of media, which we are doing, but the rest is putting our value proposition in front of a larger group of app developers, content creators, and entertainment properties. Integrating into new categories and industries allows us a greater pool of potential applications with which to integrate, and therefore a greater pool of potential users. We intend to focus on gaming, streaming media (including OTT services), and live event applications, but may seek to expand to other verticals as opportunities arise. We believe this will significantly grow our user base.

●	Focus on Providing High Value Applications to Our Teams and Partners. Our platform has over 50 different games and features available to our customers for use in their live events and marketing campaigns. We intend to continue to focus on providing high value applications for our customers and may reduce or alternately, increase the number of games and features we provide to best achieve that end. Our current product roadmap is focused on delivering the most value to the widest number of customers and players, including though live events and streaming media.

●	Expand into Streaming Media and Over-the-Top Television (OTT). We believe the always on nature and wider content consumption enabled by streaming media can be a powerful catalyst for our business. We intend to pursue opportunities of convergence between our sports and live events business and streaming media.

●	Develop a Global Reach. We intend to deepen our penetration of the U.S. market. However, we believe there is significant opportunity for expansion of our offerings into the rest of the world, starting with Asia and Europe. In August 2020, our platform became available for the first time in China. Throughout 2021, we expanded our platform to be available in India, Mexico, and the UK. We work with professional sports teams based in Japan, Mexico, France, and the United Kingdom. We plan to continue our expansion in Asia and Europe primarily by developing and utilizing a reseller network and through direct sales efforts. Because our platform is built to optimize value for a player based on his or her location, we believe we are uniquely positioned to offer location-specific rewards and prizes for players all over the world. As we move into new geographies, we believe we will gain new players and new brands and prize providers that can offer real, local value.

●	Add More Advertising Based Revenues. Increasing the number of contracts which provide for advertising based revenues and increased adoption within our customers is the largest growth area for our Company, and the one that we believe will be the most lucrative. We have built out a sales team and we are adding both salespeople and sales assets to pursue both agencies and individual vendors who may want to use our platform to promote their businesses. At the same time, we are also working to make our tools easier for partners to use — including simplified bundling and pricing for sponsorship sales. including building functionality for businesses that use e-commerce platforms such as the Shopify platform, and for others who want to self-direct their prizing campaigns.

●

Constantly Improve Outcomes. We are dedicated to improving the quality of the outcomes for our partners. We have developed a number of tools to evaluate the efficacy of each advertising campaign, and part of our value to our brand partners is providing them with anonymized but actionable information on each of their campaigns on our platform. Our analytics are focused on response rates, transaction rates, customer acquisition cost, and many other aspects of the step-by-step funnel from activation to registration, all the way through to lifetime customer value. We continually review outcomes and if there is a way to improve the transaction rate — to get winners, players or viewers to engage with our brand partners while retaining our core goal of making the media more fun — then we will make the necessary changes to improve those outcomes. This core tenet of our approach requires dedication to research, player and user outreach, surveys, and constant design improvements. We believe this strategy will produce yields in loyalty, affinity and Return on Ad Spend (ROAS) for our partners, which will drive future growth.

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VERSUS SYSTEMS INC. Management’s Discussion and Analysis Six Month Period Ended June 30, 2022

Growth Strategy and Future Roadmap (continued)

●	Grow Revenues and Market Share. We are always looking for opportunities to grow through selective acquisitions and while much of our current roadmap is devoted to organic growth, we are also aware of a number of potential partnerships through which we may gain market share through inorganic growth via selective acquisition. Performance marketing is a growing field, as is interactive media advertising, and there may be opportunities to grow our sales team, our service offerings or our reach through acquisition.

Recent Business Developments and Milestones

Music City Grand Prix IndyCar Race Partnership with Innovative New Media, LLC and Zaxby’s

On July 7, 2022, the Company entered into a Statement of Work with Innovative New Media, LLC, combining the Company’s XEO platform with Innovative’s OmniXP program to enable 70 unique fans to win prizes, including tickets to the events around the Music City GP.

Master Services Agreement in Over-the-Top (OTT) Streaming Media

On June 29, 2022, the Company entered into its first Master Services Agreement related to streaming media and TV. The Company plans to bring its reward-based fan engagement technology to an OTT sports team-focused TV channel that is expected to launch in Q4 2022. The multi-year agreement includes adding interactive and second-screen elements to shows and content connected to a new OTT channel.

Master Services Agreement with Innovative New Media, LLC

On May 17, 2022, the Company entered into a Master Services Agreement with Innovative New Media, LLC, an experiential and digital marketing agency. Innovative Group’s newly formed Innovative New Media division will use the Company’s XEO platform to support the agency’s client portfolio, which include consumer packaged goods companies, retailers, spirits, professional sports teams, and automotive clients.

Master Services Agreement with Diplomat Sports & Entertainment Inc.

On March 24, 2022, the Company entered into a Master Services Agreement with Diplomat Sports & Entertainment, Inc, a Tokyo based advertising agency, to power interactive fan experiences for the Hokkaido Nippon-Ham Fighters of Nippon Professional Baseball.

Master Services Agreement with ENT Marketing Inc.

On February 17, 2022, the Company entered into a Master Services Agreement with ENT Marketing Inc., a branded entertainment agency, to support new client activations that employ the Versus XEO platform for fan engagement and rewards. The first collaboration was a marketing promotion for a popular fast-casual chicken restaurant chain, which represented the first use of the XEO platform in a quick-service restaurant activation.

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VERSUS SYSTEMS INC. Management’s Discussion and Analysis Six Month Period Ended June 30, 2022

Recent Business Developments and Milestones (continued)

Master Services Agreement with Red Moon Marketing, LLC

On February 4, 2022, the Company entered into a Master Services Agreement with Red Moon Marketing, LLC, a marketing agency, to support new client activations that employ the Versus XEO platform for fan engagement and rewards. The Company will support Red Moon’s portfolio of clients, which include consumer packaged goods, retailers, and spirits.

Master Services Agreements with Prizing

On January 20, 2022 and January 25, 2022, the Company entered into a Master Services Agreements with San Antonio Rodeo and NASCAR, respectively. Pursuant to these agreements, the Company will be paid based upon usage, rather than based upon a percentage of advertising revenue, related to the use of the Company’s platform.

Audience Reach of 10 Million Fans Since July 1 2021, Approaching 1 Million a Week in October 2021

On October 18, 2021, the Company announced that it has reached a significant milestone in fan engagement since the acquisition of Xcite Interactive in June 2021. Versus surpassed 10 million viewers across all platforms since July 1, 2021 and approached 1 million viewers per week since the beginning of October 2021. In the last 100 days, Versus-enabled content had been viewed at over 500 events around the world, including in-venue at multiple stadiums, arenas, and live events. Dozens of NFL, NCAA, NHL, MLB, and MLS games have been powered by Versus fan engagement tools. Versus has also powered fan engagement for events such as live cricket matches in the UK, rodeos in the US, and baseball games in Japan. Moreover, Versus-enabled video game experiences can also be played on HP Omen and Pavilion desktop and laptop computers in the US, China, India, the UK, and Mexico.

Partnership with Military Bowl Foundation, Inc.

On July 22, 2021, the Company announced a strategic partnership with the Military Bowl Foundation, Inc. to power technology behind interactive experiences for live events and digital activations. The Military Bowl presented by Peraton, benefiting the USO, is the National Capital Region’s college football postseason bowl game featuring a matchup between teams from the Atlantic Coast Conference and the American Athletic Conference.

Partnership with Peach Bowl, Inc.

On July 15, 2021, the Company entered into an agreement with Peach Bowl, Inc. to power technology behind interactive experiences for live events and digital activations. Peach Bowl, Inc. operates the Chick-fil-A Peach Bowl, one of New Year’s Six Bowls selected to host the College Football Playoff. Peach Bowl, Inc. signed an extension with the CFP ensuring its inclusion in the New Year’s Six until 2025, with future Semifinals in 2022 and 2025. Peach Bowl, Inc. additionally owns and manages the Chick-fil-A Kickoff Game, the Peach Bowl Challenge charity golf tournament and is the presenting sponsor and manager of The Dodd Trophy national coach of the year award.

Strategic Partnership with Frias Agency

On March 5, 2021, Versus entered into a Strategic Cooperation Agreement with Frias Agency pursuant to which its technology platform may be offered to clients of Frias, such as Corona, Cerveza Modelo, Cerveza Pacifico, Crush, Kim Crawford, Meiomi, Blue Chair Bay, and Casa Noble. Frias also works with major athletes like Canelo Alvarez and sports promoters like Matchroom Boxing and Premier Boxing Champions. The Versus partnership with Frias extends prizing into live sporting events starting Summer 2021 for soccer, boxing, wrestling and MMA, as well as live music festivals and tours.

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VERSUS SYSTEMS INC. Management’s Discussion and Analysis Six Month Period Ended June 30, 2022

Recent Business Developments and Milestones (continued)

BTC Studios Integration Agreement for European Games Developer

On October 14, 2020, Versus entered into an agreement with BTC Studios, a European games developer and publisher focused on family-friendly mobile games, to bring our proprietary in-app rewards technology to BTC’s free-to-play and family-friendly puzzle game, “Taffy: Feed The Kitty.”

China Launch with HP OMEN and Pavilion

On August 24, 2020, Versus launched its platform in China. It is available as OMEN Rewards on HP’s OMEN and Pavilion computers.

U.S. Patent Filings

Versus has filed multiple patent claims with the U.S. Patent and Trademark Office to expand upon its existing portfolio of prizing, promotion and financial technologies that enable brands to reach the rapidly growing competitive gaming audience of players, spectators and broadcasters.

The Versus patent claims, extending and expanding on claims filed in the United States in 2014 and internationally through the patent co-operation treaty in 2015, describe a system that seeks to match competitive game players and spectators with prizing from their favourite brands through a unique conditional prize matching system.

On July 26, 2022, Versus announced that, pursuant to a Versus filing made in 2019, the U.S. Patent and Trademark Office (USPTO) has issued U.S. Patent No. 11,376,498, titled "Managing In-Content Challenges for Multi-Player Games."

The new patent claims protect several methods for managing first and second-screen games inside of apps, television broadcasts, and streaming media, with a focus on how to provide different digital and physical prizes to different players based on their performance in games and eligibility criteria such as age and location. Versus uses these patented technologies in-venue, at NFL, NHL, NBA, NCAA, and other sporting events, and later this year, in OTT television and streaming media.

On March 14, 2019, Versus announced that, pursuant to a Versus filing made in 2015, the U.S. Patent and Trademark Office (USPTO) has issued U.S. Patent No. 10,242,538, titled "Systems and Methods for Creating and Maintaining Real Money Tournaments for Video Games."

The issued patent protects a number of proprietary systems and methods for awarding real money, physical goods, digital currencies, and downloadable content to players inside video games and other interactive media. Versus uses these patented technologies within their WINFINITE prizing platform, allowing players to play for real-world prizes inside their favorite games.

Overall Performance and Results of Operations

Three Month Period Ended June 30, 2022

During the three month period ended June 30, 2022 (the “Current Quarter”), the Company incurred a loss for the period of $3,226,142 compared to $2,386,446 for the three month period ended June 30, 2021 (the “Comparative Quarter”). Operating expenses for the Current Quarter were $3,590,116 compared to $6,288,867 for the Comparative Quarter which represented an overall decrease of $2,698,751 or 43%. The increase in the loss can be attributed to an increase in salaries and wages and change in the fair value of the warrant liability offset by one-time acquisition expenses in 2021. Operating expense increases are primarily related to an increase in salaries and wages and a full quarter of Xcite operating expenses compared to one month in 2021.

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VERSUS SYSTEMS INC. Management’s Discussion and Analysis Six Month Period Ended June 30, 2022

Overall Performance and Results of Operations (continued)

Three Month Period Ended June 30, 2021

During the three month period ended June 30, 2021 (the “Current Quarter”), the Company incurred a loss for the period of $2,386,446 compared to $2,111,178 for the three month period ended June 30, 2020 (the “Comparative Quarter”). Operating expenses for the Current Quarter were $6,288,867 compared to $2,127,117 for the Comparative Quarter which represented an overall increase of the loss of $275,268 or 13%. The increase can be attributed to an increase of $1,193,405 in professional fees, $501,547 in sales and marketing and $509,559 in salaries and wages mostly as a result of the acquisition of Xcite, offset by a change in fair value of the warrant liability of $3,887,287. This increase primarily consists of legal fees related to the acquisition as well as increased headcount due to the addition of Xcite employees. The Company also saw an increase in the foreign exchange expense of $1,530,804 due to the increased activity of the US operations and the change in currency rates between the US dollar and Canadian dollar.

Summary of Quarterly Results

The following table sets out selected unaudited financial information for the eight most recent quarters. The financial data has been prepared in accordance with IFRS.

Three Months Ended	June 30, 2022	March 31, 2022	December 31, 2021	September 30, 2021
	($)	($)	($)	($)
Sales	250,661	323,756	393,267	304,684
Loss from Operations	(3,339,455)	(3,559,057)	(3,406,750)	(3,268,932)
Loss attributable to shareholders	(2,740,734)	(2,581,900)	(1,519,381)	(572,952)
Loss attributable to non-controlling interest	(485,409)	(773,517)	(982,211)	(1,005,002)
Loss for the period	(3,226,143)	(3,355,418)	(2,501,594)	(1,577,954)
Basic and Diluted Loss per Share	(0.13)	(0.14)	(0.06)	(0.04)

Three Months Ended	June 30, 2021	March 31, 2021	December 31, 2020	September 30, 2020
	($)	($)	($)	($)
Sales	70,364	335	369,575	563,770
Loss from Operations	(6,218,504)	(2,587,778)	(1,656,455)	(1,064,126)
Loss attributable to shareholders	(1,125,704)	(11,181,033)	(1,682,644)	(1,019,290)
Loss attributable to non-controlling interest	(1,260,742)	(200,865)	(433,060)	(197,355)
Loss for the period	(2,386,446)	(11,381,898)	(2,115,704)	(1,216,645)
Basic and Diluted Loss per Share	(0.08)	(1.21)	(0.11)	(0.11)

Page | 11

VERSUS SYSTEMS INC. Management’s Discussion and Analysis Six Month Period Ended June 30, 2022

Summary of Quarterly Results (continued)

Note 1: There were no material variations in the results of the Company over the prior eight reporting periods with the exception of the following:

●	During the three-month period ended June 30, 2022, the loss for the period decreased due to a decrease in professional fees and share based compensation, offset by an increase in salaries and wages and software delivery costs.

●	During the three-month period ended March 31, 2022, the loss for the period increased due to an increase in salaries and wages and share based compensation.

●	During the three-month period ended December 31, 2021, the loss for the period increased due to an increase in salaries and wages and share based compensation.

●	During the three-month period ended September 30, 2021, the loss for the period decreased due to an increase in salaries and wages and share based compensation, offset by a change in fair value of the warrant liability.

●	During the three-month period ended June 30, 2021, the loss for the period decreased due to a change in fair value of the warrant liability, offset by an increase in professional services and salaries and wages as a result of the Company completing the Xcite acquisition.

●	During the three-month period ended March 31, 2021, the loss for the period increased due to an increase in professional services and salaries and wages as a result of the Company completing their public offering and the change in fair value of the warrant liability established after the Company changed its functional currency to the United States dollar.

●	During the three-month period ended December 31, 2020, the loss increased due to higher salaries attributed to a smaller credit from the government loan and increase in employees.

●	During the three-month period ended September 30, 2020, the loss for the period decreased due to an offset to payroll and wages as a result of forgiveness expected to be received on our government loan.

Liquidity and Capital Resources

The Company had cash of $1,892,698 and a working capital deficit of $428,611 as at June 30, 2022, compared to a cash position of $1,678,156 and working capital deficit of $1,018,382 as at December 31, 2021. The increase in the Company’s cash position and working capital was related to proceeds of $7,000,000 raised in our public offering in February 2022 and a corresponding decrease in accounts payable and accrued liabilities.

Financing activities

During the six months ended June 30, 2022, the Company:

i)	issued, 4,375,000 units at a price of $1.60 per unit per unit for total proceeds of $7,000,000. Each unit consisted of one common share and one warrant, to purchase one common share at $1.92 per share until February 28, 2027. In connection with the offering, the Company incurred $900,720 in issuance costs as part of the transaction.

ii)	issued, 171,608 shares, which were converted from Versus Holdco shares.

iii)	issued, 590,625 shares at a price of $1.48 per unit for total proceeds of $874,125 as a result of the underwriter exercising the overallotment.

Page | 12

VERSUS SYSTEMS INC. Management’s Discussion and Analysis Six Month Period Ended June 30, 2022

Liquidity and Capital Resources (continued)

During the year ended December 31, 2021, the Company:

i)	issued, 62,936 shares related to the Xcite acquisition and the vesting of key employee shares.

i)	issued, 1,506,903 units at a price of $6.76 per unit in connection with the acquisition of Xcite.

ii)	issued, 29,307 shares of the Company's common stock with a value of $206,614 to a third party in exchange for services (included in professional fees).
iii)	issued, 43,746 shares in accordance with the Xcite merger agreement and its $348,735 PPP loan being forgiven.

iv)	issued, 884,737 common shares pursuant to exercise of 789,372 warrants and 95,365 stock options for total proceeds of $4,023,266.

During the six months ended June 30, 2021, the Company:

i)	issued 1,506,903 units at a price of $6.76 per unit for total proceeds of $10,186,664 in connection with the acquisition of Xcite.
ii)	issued, 1,472,000 units at a price of $7.50 per unit per unit for total proceeds of $11,040,000. Each unit consisted of one common share, one Unit A warrant and one Unit B warrant, Unit A warrants allow the purchaser to purchase one common share at $7.50 per share until January 20, 2026. Unit B warrants allow the purchaser to purchase one common share at $7.50 per share until January 20, 2026. In connection with the offering, the Company incurred $1,524,439 in issuance costs as part of the transaction.

iii)	issued, 1,031,856 common shares pursuant to exercise of 935,736 warrants and 96,120 stock options for total proceeds of $4,016,604.

iv)	issued, 215,341 shares of common stock in exchange for the forgiveness of $1,615,058 of debt and accrued interest.

v)	issued 29,307 shares of the Company’s common stock with a value of $206,614 to a third party in exchange for services (included in professional fees).

During the six month period ended June 30, 2022, the Company repaid $64,854 of principal. As at June 30, 2022, the Company had recorded $24,304 in accrued interest which was included in accounts payable and accrued liabilities.

During the year ended December 31, 2021, the Company exchanged 215,341 shares of common stock in exchange for a principal reduction of debt in the amount of $1,483,738 and $131,320 of accrued interest. In addition, the Company repaid $462,228 of principal. As at December 31, the Company had recorded $38,301 in accrued interest which was included in accounts payable and accrued liabilities.

Page | 13

VERSUS SYSTEMS INC. Management’s Discussion and Analysis Six Month Period Ended June 30, 2022

Selected Annual Information

The following table sets out selected financial information for the Company for each of the fiscal years ended December 31, 2021, 2020 and 2019. The selected annual information should only be read in conjunction with the Company's audited annual financial statements for the fiscal years ended December 31, 2021, 2020 and 2019 including the notes thereto.

Statement of Operations, Comprehensive Loss and Deficit Data:

	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
	($)	($)	($)
Revenue	768,650	1,390,018	501,152
Other expense	-	(13,890)	-
Loss from operations	(15,481,964)	(6,241,830)	(7,062,287)
Loss and comprehensive loss	(17,847,892)	(7,358,342)	(7,256,326)
Loss per share, basic and diluted	(1.01)	(0.59)	(0.71)

Balance Sheet Data:

	As at December 31, 2021	As at December 31, 2020	As at December 31, 2019
	($)	($)	($)
Current Assets	2,354,512	3,164,636	132,111
Total Assets	18,543,692	5,491,157	3,111,897
Current Liabilities	3,372,894	3,959,642	1,003,678
Long Term Debt	678,515	2,237,751	3,706,518
Non-Controlling Interest (Deficit)	(8,621,581)	(5,193,701)	(3,729,041)
Shareholders' Equity (Deficiency)	14,002,668	(1,138,350)	(2,210,586)

Page | 14

VERSUS SYSTEMS INC. Management’s Discussion and Analysis Six Month Period Ended June 30, 2022

Transactions with Related Parties

The following summarizes the Company’s related party transactions, not disclosed elsewhere in these condensed interim consolidated financial statements, during the six months ended June 30, 2022 and 2021. Key management personnel includes the Chief Executive Officer (CEO), Chief Financial Officer (CFO) and certain directors and officers and companies controlled or significantly influenced by them.

Key Management Personnel

	2022	2021
	($)	($)
Short-term employee benefits paid or accrued to the CEO of the Company, including share-based compensation vested for incentive stock options and performance warrants.	177,165	201,795
Short-term employee benefits paid or accrued to the CFO of the Company, including share-based compensation vested for incentive stock options and performance warrants.	182,680	202,592
Short-term employee benefits paid or accrued to a member of the advisory board of the Company, including share-based compensation vested for incentive stock options and performance warrants.	113,759	65,033
Short-term employee benefits paid or accrued to the Chief Technology Officer of the Company, including share-based compensation vested for incentive stock options and performance warrants.	154,095	217,740
Short-term employee benefits paid or accrued to a Director of the Company, including share-based compensation vested for incentive stock options and performance warrants.	146,835	-
Short-term employee benefits paid or accrued to the Chief People Officer of the Company, including share-based compensation vested for incentive stock options and performance warrants.	101,675	-
Short-term employee benefits paid or accrued to the Chief Innovation Officer of the Company, including share-based compensation vested for incentive stock options and performance warrants.	87,500	-
Short-term employee benefits paid or accrued to other directors and officers of the Company, including share-based compensation vested for incentive stock options and performance warrants.	356,775	198,758

Total	1,320,484	885,918

Other Related Party Payments

Office sharing and occupancy costs of $32,895 (December 31, 2021 - $67,012) were paid or accrued to a corporation that shares management in common with the Company.

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VERSUS SYSTEMS INC. Management’s Discussion and Analysis Six Month Period Ended June 30, 2022

Transactions with Related Pagrties (continued)

Amounts Outstanding

a)	At June 30, 2022, a total of $154,706 (December 31, 2021 - $302,883) was included in accounts payable and accrued liabilities owing to officers, directors, or companies controlled by them. These amounts are unsecured and non-interest bearing.

b)	At June 30, 2022, a total of $2,720,643 (December 31, 2021 - $2,786,183) of long term notes was payable to a director of the Company.

Disclosure of Outstanding Share Data

We are authorized to issue an unlimited number of Class A Shares. The Class A Shares do not have any special rights or restrictions attached. As of June 30, 2022, there were 5,057 Class A Shares issued and outstanding.

Shares Issued and Outstanding

As at June 30, 2022, there are 20,754,424 common shares and 5,057 Class A shares, Series 1 issued and outstanding.

Warrants

As at the Report Date, there are share purchase warrants outstanding as follows:

Expiry Date	Warrants Outstanding	Exercise Price
		($)
July 17, 2022	172,531	4.71
November 17, 2022	611,250	4.89
January 20, 2026	1,687,341	7.50
February 28, 2027	4,965,625	1.92
	7,436,747	2.21

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VERSUS SYSTEMS INC. Management’s Discussion and Analysis Six Month Period Ended June 30, 2022

Disclosure of Outstanding Share Data (continued)

Stock Options

As at the Report Date, there are stock options outstanding as follows:

Expiry Date	Options Outstanding	Exercise Price
		($)
September 14, 2022	74,156	4.46
June 6, 2023	14,063	5.70
September 4, 2023	12,813	2.97
April 2, 2024	106,875	2.52
June 27, 2024	6,250	2.56
September 27, 2024	300,000	4.53
October 22, 2024	12,500	4.03
July 24, 2025	242,095	2.98
July 31, 2025	166,116	2.98
August 10, 2025	12,500	2.98
November 19, 2025	15,364	4.59
June 1, 2026	56,816	7.04
June 29, 2026	329,500	5.65
August 19, 2026	573,908	4.20
March 18, 2027	22,500	1.32
May 10, 2027	12,000	0.79
	1,957,456	4.17

Off Balance Sheet Arrangements

The Company is not a party to any off-balance sheet arrangements or transactions.

Lease Obligations and Commitments

$
Lease liabilities recognized as of January 1, 2021	641,251
Lease payments made	(251,383)
Interest expense on lease liabilities	39,836
Foreign exchange adjustment	(61,821)
Lease liabilities recognized as of January 1, 2022	367,883
Lease payments made	(128,608)
Interest expense on lease liabilities	12,821
252,096
Less: current portion	(252,096)
At June 30, 2022 – non-current portion	0

Page | 17

VERSUS SYSTEMS INC. Management’s Discussion and Analysis Six Month Period Ended June 30, 2022

Lease Obligations and Commitments (continued)

On August 1, 2015, the Company entered into a cost sharing arrangement agreement for the provision of office space and various administrative services. In May of 2018, the Company extended the cost sharing arrangement to July of 2022 at a monthly fee of CAD $7,000 plus GST per month. As of August 1, 2021 rent is month to month.

On September 6, 2017, the Company entered into a rental agreement for office space in Los Angeles, California. Under the terms of the agreement the Company will pay $17,324 per month commencing on October 1, 2017 until June 30, 2023.

Year	Amount
($)
2022 (remaining)	131,576
2023	131,576

Subsequent Events

1.	On July 18, 2022, the Company completed a registered direct offering and issued 4,145,000 units at a price of $0.52 per unit for total proceeds of $2,155,195. The offering consisted of 2,100,000 common shares and 2,045,000 pre-funded warrants.

2.	On July 25, 2022, the 2,045,000 pre-funded warrants were exercised at a price of $0.0001 per share.

3.	Subsequent to June 30, 2022, the Company extended CAD$520,000 in notes payable to director Brian Tingle.

New standards, amendments and interpretations to existing standards adopted by the Company

No new standards were adopted in the current quarter.

Financial Instruments and Risk Management

Financial risk management

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level	1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level	2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level	3 – Inputs that are not based on observable market data.

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company’s financial instruments consist of cash, receivables, restricted deposit, accounts payable and accrued liabilities and notes payable.

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VERSUS SYSTEMS INC. Management’s Discussion and Analysis Six Month Period Ended June 30, 2022

Financial Instruments and Risk Management (continued)

The fair value of cash, receivables, accounts payable and accrued liabilities approximate their book values because of the short-term nature of these instruments. The fair value of notes payable approximates its book value as it was discounted using a market rate of interest.

Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its payment obligations. The Company has no material counterparties to its financial instruments with the exception of the financial institutions which hold its cash. The Company manages its credit risk by ensuring that its cash is placed with a major financial institution with strong investment grade ratings by a primary ratings agency. The Company’s receivables consist of goods and services tax due from the government.

Financial instrument risk exposure

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes.

Liquidity risk

The Company’s cash is invested in business accounts which are available on demand, the Company has a working capital deficit of $428,611 as at June 30, 2022. Accordingly, the Company is exposed to liquidity risk.

Interest rate risk

The Company’s bank account earns interest income at variable rates. The fair value of its portfolio is relatively unaffected by changes in short-term interest rates. Interest rate risk is minimal as the Company does not have significant interest bearing assets or any variable interest bearing liabilities that are tied into market rates.

Foreign exchange risk

Foreign currency exchange rate risk is the risk that the fair value of financial instruments or future cash flows will fluctuate as a result of changes in foreign exchange rates. The Company operates in Canada and the United States.

The Company was exposed to the following foreign currency risk as at June 30, 2022 and December 31, 2021:

	June 30, 2022	December 31, 2021
	($)	($)
Cash	94,515	162,135
Accounts payable and accrued liabilities	(35,837)	(142,726)
	58,678	19,409

As at June 30, 2022, with other variables unchanged, a +/- 10% change in the Canadian dollar to the United States dollar exchange rate would impact the Company’s net loss by $5,900 (December 31, 2021 - $1,900).

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VERSUS SYSTEMS INC. Management’s Discussion and Analysis Six Month Period Ended June 30, 2022

Management’s Responsibility for Financial Statements

The Company’s management is responsible for the preparation and presentation of the consolidated financial statements and the MD&A. The consolidated financial statements have been prepared in accordance with IFRS. The MD&A has been prepared in accordance with the requirements of securities regulators, including National Instrument 51-102 of the Canadian Securities Administrators.

Management of Capital

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company. Capital consists of total shareholders’ equity (deficit), less amounts accumulated in shareholders’ equity (deficit) related to share-based payments to employees and consultants. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business. The Company is not subject to any externally imposed capital requirements.

The Company remains dependent on external financing to fund its activities. In order to sustain its operations, the Company will spend its existing cash on hand and raise additional amounts as needed until the business generates sufficient revenues to be self-sustaining. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

In order to maximize ongoing corporate development efforts, the Company does not pay out dividends. The Company’s investment policy is to keep its cash treasury invested in certificates of deposit with major financial institutions.

There have been no changes to the Company’s approach to capital management during the six months ended June 30, 2022.

Risks and Uncertainties

Versus is publicly traded development stage company in the technology sector and, as such, is exposed to a number of risks and uncertainties that are not uncommon to other companies in the same business. Some of the possible risks include, but are not limited to, the following:

Risks Related to the Company’s Business

The Company has a relatively limited operating history and limited revenues to date and thus are subject to risks of business development and you have no basis on which to evaluate our ability to achieve our business objective.

Because the Company has a relatively limited operating history and limited revenues to date, investors should consider and evaluate the Company’s operating prospects in light of the risks and uncertainties frequently encountered by early-stage operating companies in rapidly evolving markets. These risks include:

●	that Versus may not have sufficient capital to achieve the Company’s growth strategy;

●	that Versus may not develop the Company’s product and service offerings in a manner that enables it to be profitable and meet the Company’s customers’ requirements;

●	that the Company’s growth strategy may not be successful; and

●	that fluctuations in the Company’s operating results will be significant relative to the Company’s revenues.

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VERSUS SYSTEMS INC. Management’s Discussion and Analysis Six Month Period Ended June 30, 2022

Risks Related to the Company’s Business (continued)

The Company’s future growth will depend substantially on the Company’s ability to address these and the other risks described in this section. If the Company does not successfully address these risks, the Company’s business could be significantly harmed. To date, the Company has had minimal revenues. Even if Versus does achieve profitability, the Company cannot predict the level of such profitability. If the Company sustains losses over an extended period of time, the Company may be unable to continue the Company’s business.

Future acquisitions or strategic investments could disrupt the Company’s business and harm the Company’s business, results of operations or financial condition.

The Company may in the future explore potential acquisitions of companies or strategic investments to strengthen the Company’s business. Even if the Company identifies an appropriate acquisition candidate, the Company may not be successful in negotiating the terms or financing of the acquisition, and the Company’s due diligence may fail to identify all of the problems, liabilities or other shortcomings or challenges of an acquired business.

Acquisitions involve numerous risks, any of which could harm the Company’s business, including:

●	straining the Company’s financial resources to acquire a company;

●	anticipated benefits may not materialize as rapidly as the Company expect, or at all;

●	diversion of management time and focus from operating the Company’s business to address acquisition integration challenges;

●	retention of employees from the acquired company;

●	cultural challenges associated with integrating employees from the acquired company into the Company’s organization;

●	integration of the acquired company’s accounting, management information, human resources and other administrative systems;

●	the need to implement or improve controls, procedures and policies at a business that prior to the acquisition may have lacked effective controls, procedures and policies; and

●	litigation or other claims in connection with the acquired company, including claims from terminated employees, former shareholders or other third parties.

Failure to appropriately mitigate these risks or other issues related to such strategic investments and acquisitions could result in reducing or completely eliminating any anticipated benefits of transactions, and harm the Company’s business generally. Future acquisitions could also result in dilutive issuances of the Company’s equity securities, the incurrence of debt, contingent liabilities, amortization expenses or the impairment of goodwill, any of which could have a material adverse effect on the Company’s business, results of operations or financial condition.

The Company may require additional funding for the Company’s growth plans, and such funding may result in a dilution to investors.

The Company attempted to estimate the Company’s funding requirements in order to implement the Company’s growth plans. If the costs of implementing such plans should exceed these estimates significantly or if the Company comes across opportunities to grow through expansion plans that cannot be predicted at this time, and the Company’s funds generated from the Company’s operations prove insufficient for such purposes, the Company may need to raise additional funds to meet these funding requirements.

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VERSUS SYSTEMS INC. Management’s Discussion and Analysis Six Month Period Ended June 30, 2022

Risks Related to the Company’s Business (continued)

These additional funds may be raised by issuing equity or debt securities or by borrowing from banks or other resources. The Company cannot assure investors that the Company will be able to obtain any additional financing on terms that are acceptable to the Company, or at all. If the Company fails to obtain additional financing on terms that are acceptable to the Company, the Company will not be able to implement such plans fully if at all. Such financing even if obtained, may be accompanied by conditions that limit the Company’s ability to pay dividends or require the Company to seek lenders’ consent for payment of dividends, or restrict the Company’s freedom to operate the Company’s business by requiring lender’s consent for certain corporate actions.

Further, if the Company raises additional funds by way of a rights offering or through the issuance of new shares, any shareholders who are unable or unwilling to participate in such an additional round of fundraising may suffer dilution in their investment.

The Company may not have sufficient capital to fund the Company’s ongoing operations, effectively pursue the Company’s strategy or sustain the Company’s growth initiatives.

The Company’s remaining liquidity and capital resources may not be sufficient to allow the Company to fund the Company’s ongoing operations, effectively pursue the Company’s strategy or sustain the Company’s growth initiatives. The report of the Company’s independent registered public accounting firm on the Company’s consolidated financial statements for the years ended December 31, 2021 and 2020 stated that the Company’s negative cash flows from operations, inability to finance the Company’s day-to-day operations through operations and expectation of further losses indicates that a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern. If the Company requires additional capital resources, the Company may seek such funds directly from third party sources; however, the Company may not be able to obtain sufficient equity capital and/or debt financing from third parties to allow the Company to fund the Company’s expected ongoing operations or the Company may not be able to obtain such equity capital or debt financing on acceptable terms or conditions. Factors affecting the availability of equity capital or debt financing to the Company on acceptable terms and conditions include:

●	the Company’s current and future financial results and position;

●	the collateral availability of the Company’s otherwise unsecured assets;

●	the market’s, investors’ and lenders’ view of the Company’s industry and products;

●	the perception in the equity and debt markets of the Company’s ability to execute the Company’s business plan or achieve the Company’s operating results expectations; and

●	the price, volatility and trading volume and history of the Company’s common shares.

If the Company is unable to obtain the equity capital or debt financing necessary to fund the Company’s ongoing operations, pursue the Company’s strategy and sustain the Company’s growth initiatives, the Company may be forced to scale back the Company’s operations or the Company’s expansion initiatives, and the Company’s business and operating results will be materially adversely affected.

Page | 22

VERSUS SYSTEMS INC. Management’s Discussion and Analysis Six Month Period Ended June 30, 2022

Risks Related to the Company’s Business (continued)

The Company’s operations are significantly dependent on changes in public and customer tastes and discretionary spending patterns. The Company’s inability to successfully anticipate customer preferences or to gain popularity for games may negatively impact the Company’s profitability.

The Company’s success depends significantly on public and customer tastes and preferences, which can be unpredictable. If the Company is unable to successfully anticipate customer preferences or increase the popularity of the games that have embedded at the Company’s platform, the per capita revenue and overall customer expenditures may decrease, and thereby negatively impact the Company’s profitability. In response to such developments, the Company may need to increase the Company’s marketing and product development efforts and expenditures, the Company may also adjust the Company’s product pricing, the Company may modify the platform itself, or take other actions, which may further erode the Company’s profit margins or otherwise adversely affect the Company’s results of operations and financial condition. In particular, the Company may need to expend considerable cost and effort in carrying out extensive research and development to assess the potential interest in the Company’s platform and to remain abreast with continually evolving technology and trends.

While the Company may incur significant expenditures of this nature, including in the future as the Company continues to expand the Company’s operations, there can be no assurance that any such expenditures or investments by the Company will yield expected or commensurate returns or results, within a reasonable or anticipated time, or at all.

If the Company cannot continue to develop, acquire, market and offer new products and services or enhancements to existing products and services that meet customer requirements, the Company’s operating results could suffer.

The process of developing and acquiring new technology products and services and enhancing existing offerings is complex, costly and uncertain. If the Company fails to anticipate customers’ rapidly changing needs and expectations, the Company’s market share and results of operations could suffer. The Company must make long-term investments, develop, acquire or obtain appropriate intellectual property and commit significant resources before knowing whether the Company’s predictions will accurately reflect customer demand for the Company’s products and services. If the Company misjudges customer needs in the future, the Company’s new products and services may not succeed and the Company’s revenues and earnings may be harmed. Additionally, any delay in the development, acquisition, marketing or launch of a new offering or enhancement to an existing offering could result in customer attrition or impede the Company’s ability to attract new customers, causing a decline in the Company’s revenue or earnings.

The Company makes significant investments in new products and services that may not achieve expected returns.

The Company has made and will continue to make significant investments in research, development and marketing for existing products, services and technologies, including developing new Software Development Kits (SDKs) for console gaming, wearables, smart TV systems, AR/VR, new feature sets for the Company’s core products, and entirely new products and platforms that the Company is developing for specific customers, as well as new technology or new applications of existing technology. Investments in new technology are speculative. Commercial success depends on many factors, including but not limited to innovativeness, developer support, and effective distribution and marketing. If customers do not perceive the Company’s latest offerings as providing significant new functionality or other value, they may reduce their purchases of the Company’s services or products, unfavorably affecting the Company’s revenue and profits. The Company may not achieve significant revenue from new product, service or distribution channel investments, or new applications of existing new product, service or distribution channel investments, for several years, if at all. New products and services may not be profitable, and even if they are profitable, operating margins for some new products and businesses may not be as high as the margins the Company has experienced historically. Furthermore, developing new technologies is complex and can require long development and testing periods. Significant delays in new releases or significant problems in creating new products or offering new services could adversely affect the Company’s revenue and profits.

Page | 23

VERSUS SYSTEMS INC. Management’s Discussion and Analysis Six Month Period Ended June 30, 2022

Risks Related to the Company’s Business (continued)

If the Company fails to retain existing users or add new users, the Company’s results of operations and financial condition may be materially and adversely affected.

The size of the Company’s users’ level of engagement are critical to the Company’s success. The Company’s financial performance will be significantly determined by the Company’s success in having the Company’s products adding, retaining, and engaging active users. To the extent that the Company’s active user growth rate slows, the Company’s business performance will become increasingly dependent on the Company’s ability to increase levels of user engagement in current and new markets. If people do not perceive the Company’s products to be useful, reliable, and trustworthy, the Company may not be able to attract or retain users or otherwise maintain or increase the frequency and duration of their engagement. A decrease in user retention, growth, or engagement could render the Company less attractive to video game publishers and developers which may have a material and adverse impact on the Company’s revenue, business, financial condition, and results of operations. Any number of factors could potentially negatively affect user retention, growth, and engagement, including if:

●	users increasingly engage with competing products;

●	the Company fails to introduce new and improved products or if the Company introduces new products or services that are not favorably received;

●	the Company is unable to successfully balance the Company’s efforts to provide a compelling user experience with the decisions made by the Company with respect to the frequency, prominence, and size of ads and other commercial content that the Company displays;

●	there are changes in user sentiment about the quality or usefulness of the Company’s products or concerns related to privacy and sharing, safety, security, or other factors;

●	the Company is unable to manage and prioritize information to ensure users are presented with content that is interesting, useful, and relevant to them;

●	there are adverse changes in the Company’s products that are mandated by legislation, regulatory authorities, or litigation, including settlements or consent decrees;

●	technical or other problems prevent the Company from delivering the Company’s products in a rapid and reliable manner or otherwise affect the user experience;

●	the Company adopts policies or procedures related to areas such as sharing the Company’s user data that are perceived negatively by the Company’s users or the general public.
●	the Company fails to provide adequate customer service to users, developers, or advertisers; or

●	the Company, the Company’s software developers, or other companies in the Company’s industry are the subject of adverse media reports or other negative publicity.

If the Company is unable to build and/or maintain relationships with publishers and developers, the Company’s revenue, financial results, and future growth potential may be adversely affected.

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VERSUS SYSTEMS INC. Management’s Discussion and Analysis Six Month Period Ended June 30, 2022

Risks Related to the Company’s Business (continued)

If the Company fails to keep up with industry trends or technological developments, the Company’s business, results of operations and financial condition may be materially and adversely affected.

The gaming industry is rapidly evolving and subject to continuous technological changes. The Company’s success depends on the Company’s ability to continue to develop and implement services and solutions that anticipate and respond to rapid and continuing changes in technology and industry developments and offerings to serve the evolving needs of the Company’s customers. The Company’s growth strategy is focused on responding to these types of developments by driving innovation that will enable the Company to expand the Company’s business into new growth areas. If Versus does not sufficiently invest in new technology and industry developments or evolve and expand the Company’s business at sufficient speed and scale, or if Versus does not make the right strategic investments to respond to these developments and successfully drive innovation, the Company’s services and solutions, the Company’s results of operations, and the Company’s ability to develop and maintain a competitive advantage and continue to grow could be negatively affected. In addition, the Company operates in a quickly evolving environment in which there currently are, and the Company expects will continue to be, new technology entrants. New services or technologies offered by competitors or new entrants may make the Company’s offerings less differentiated or less competitive, when compared to other alternatives, which may adversely affect the Company’s results of operations. Technological innovations may also require substantial capital expenditures in product development as well as in modification of products, services or infrastructure. The Company cannot assure investors that the Company can obtain financing to cover such expenditures. Failure to adapt the Company’s products and services to such changes in an effective and timely manner could materially and adversely affect the Company’s business, financial condition and results of operations.

The Company is subject to cybersecurity risks.

Cybersecurity risks and attacks continue to increase. Cybersecurity attacks are evolving and not always predictable. Attacks include malicious software, threats to information technology infrastructure, denial-of-service attacks on websites, attempts to gain unauthorized access to data, and other breaches. Data breaches can originate with authorized or unauthorized persons. Authorized persons could inadvertently or intentionally release confidential or proprietary information, and recipients could misuse data. Such events could lead to interruption of the Company’s operations or business, unauthorized release or use of information, compromise of data, damage to the Company’s reputation, damage to the Company’s customers or vendors, and increased costs to prevent, respond to or mitigate any events.

The Company is a holding company and depends upon the Company’s subsidiaries for the Company’s cash flows.

The Company is a holding company. All of the Company’s operations are conducted, and almost all of the Company’s assets are owned, by the Company’s subsidiaries. Consequently, the Company’s cash flows and the Company’s ability to meet the Company’s obligations depend upon the cash flows of the Company’s subsidiaries and the payment of funds by these subsidiaries to the Company in the form of dividends, distributions or otherwise. The ability of the Company’s subsidiaries to make any payments to the Company depends on their earnings, the terms of their indebtedness, including the terms of any credit facilities, of which there are currently none, and legal restrictions.

While there are no restrictions on the ability of the Company’s subsidiaries to make any payments to the Company, such restrictions may arise in the future. Any failure to receive dividends or distributions from the Company’s subsidiaries when needed could have a material adverse effect on the Company’s business, results of operations or financial condition.

Page | 25

VERSUS SYSTEMS INC. Management’s Discussion and Analysis Six Month Period Ended June 30, 2022

Risks Related to the Company’s Business (continued)

The Company’s insurance coverage may not adequately protect the Company against all future risks, which may adversely affect the Company’s business and prospects.

The Company maintains insurance coverage, including for fire, acts of god and perils, terrorism, burglary, money, fidelity guarantee, professional liability including errors and omissions and breach of contract, commercial property, commercial general liability, cyber events including incident response costs, legal, forensic and breach management costs, cyber-crimes, system damage, rectification costs, business interruption and reputational harm, as well as directors’ and officers’ liability insurance and employee health and medical insurance, with standard exclusions in each instance. While the Company maintains insurance in amounts that the Company considers reasonably sufficient for a business of the Company’s nature and scale, with insurers that the Company considers reliable and credit worthy, the Company may face losses and liabilities that are uninsurable by their nature, or that are not covered, fully or at all, under the Company’s existing insurance policies. Moreover, coverage under such insurance policies would generally be subject to certain standard or negotiated exclusions or qualifications and, therefore, any future insurance claims by the Company may not be honored by the Company’s insurers in full, or at all. In addition, the Company’s premium payments under the Company’s insurance policies may require a significant investment by the Company.

To the extent that the Company suffers loss or damage that is not covered by insurance or that exceeds the Company’s insurance coverage, the loss will have to be borne by the Company and the Company’s business, cash flow, financial condition, results of operations and prospects may be adversely affected.

Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect the Company’s business, investments and results of operations.

The Company is subject to laws and regulations enacted by national, regional and local governments. In particular, the Company is required to comply with certain United States Securities Exchange Commission and other legal requirements. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on the Company’s business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on the Company’s business and results of operations.

The Company is dependent upon the Company’s executive officers and directors and their departure could adversely affect the Company’s ability to operate.

The Company’s operations are dependent upon a relatively small group of individuals and, in particular, the Company’s executive officers and directors. The Company believes that the Company’s success depends on the continued service of the Company’s executive officers and directors. The Company does not have key-man insurance on the life of any of the Company’s directors or executive officers. The unexpected loss of the services of one or more of the Company’s directors or executive officers could have a detrimental effect on the Company.

The Company’s executive officers, directors, security holders and their respective affiliates may have competitive pecuniary interests that conflict with the Company’s interests.

The Company has not adopted a policy that expressly prohibits the Company’s directors, executive officers, security holders or affiliates from having a direct or indirect pecuniary or financial interest in any investment to be acquired or disposed of by the Company or in any transaction to which the Company is a party or has an interest. The Company does not have a policy that expressly prohibits any such persons from engaging for their own account in business activities of the types conducted by the Company. Accordingly, such persons or entities may have a conflict between their interests and ours.

Page | 26

VERSUS SYSTEMS INC. Management’s Discussion and Analysis Six Month Period Ended June 30, 2022

Risks Related to the Company’s Business (continued)

Public health epidemics or outbreaks, such as COVID-19, could materially and adversely impact the Company’s business.

In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. Because COVID-19 infections have been reported throughout the United States, certain federal, state and local governmental authorities have issued stay-at-home orders, proclamations and/or directives aimed at minimizing the spread of COVID-19. Additional, more restrictive proclamations and/or directives may be issued in the future.

To protect the health and well-being of the Company’s employees and customers, the Company has implemented work-from-home requirements, made substantial modifications to employee travel policies, and cancelled or shifted marketing and other corporate events to virtual-only formats for the foreseeable future. While the Company continues to monitor the Company’s circumstances and may adjust the Company’s current policies as more information and public health guidance become available, these precautionary measures could negatively affect the Company’s sales and marketing efforts, delay and lengthen the Company’s sales cycles, or create operational or other challenges, any of which could harm the Company’s business and results of operations.

While the Company believes the Company has not been significantly adversely impacted by COVID-19 to date, the Company believes COVID-19 and its variants continue to present the potential for adverse risks to the Company.

The potential impacts of COVID-19 and its variants on the Company’s business, financial condition, and results of operations include, but are not limited to, the following:

●	There may be a decrease in the willingness or ability of certain of the Company’s customers or partners to move forward with integrations of the Company’s platform into their products or media due to restructurings or cutbacks within their organizations or because their business, financial condition or operations have been adversely impacted by COVID-19.

●	The Company’s customers could potentially be negatively impacted by the outbreak, which may reduce their budgets for online advertising and marketing in 2022 and perhaps beyond. As a result, the Company’s revenue, gross profit and net income may be negatively impacted in 2022 and perhaps beyond.

●	The situation may worsen if the outbreak of COVID-19 and its variants continue. The Company’s customers may request additional time to pay the Company or fail to pay the Company on time, or at all, which may require the Company to record additional allowances.

●	The global stock markets have experienced, and may continue to experience, significant volatility from the COVID-19 outbreak, which may adversely affect the Company’s ability to raise funds in the capital markets.

●	If one or more of the Company’s employees or customers becomes ill from coronavirus and attributes their infection to the Company, including through exposure at one of the Company’s offices or facilities, the Company could be subject to allegations of failure to adequately mitigate the risk of exposure. Such allegations could harm the Company’s reputation and expose the Company to the risks of litigation and liability.

Page | 27

VERSUS SYSTEMS INC. Management’s Discussion and Analysis Six Month Period Ended June 30, 2022

Risks Related to the Company’s Business (continued)

The ultimate impact of the COVID-19 pandemic on the Company’s operations is unknown and will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the COVID-19 outbreak, new information which may emerge concerning the severity of the COVID-19 pandemic, and any additional preventative and protective actions that governments, or the Company, may direct, which may result in an extended period of continued business disruption, reduced customer traffic and reduced operations. Any resulting financial impact cannot be reasonably estimated at this time but could have a material adverse impact on the Company’s business, financial condition and results of operations.

The Company’s business may be harmed if the Company’s licensing partners, or other third parties with whom Versus does business, act in ways that put the Company’s brand at risk.

The Company offers a business-to-business software platform that allows video game publishers and developers, as well as other interactive media content creators, to offer in-game prizing and rewards, based on the completion of in-content challenges. The Company anticipates that the Company’s business partners shall be given access to sensitive and proprietary information or control over the Company’s intellectual property in order to provide services and support to the Company’s teams. These third parties may misappropriate the Company’s information or intellectual property and engage in unauthorized use of it or otherwise act in a way that places the Company’s brand at risk. The failure of these third parties to provide adequate services and technologies, the failure of third parties to adequately maintain or update their services and technologies or the misappropriation or misuse of this information or intellectual property could result in a disruption to the Company’s business operations or an adverse effect on the Company’s reputation, and may negatively impact the Company’s business.

If the Company fails to keep the Company’s existing users highly engaged, to acquire new users, to successfully implement an award-prizes model for the Company’s user community, the Company’s business, profitability and prospects may be adversely affected.

The Company’s success depends on the Company’s ability to maintain and grow the number of users playing the Company’s partners’ games and other media and keeping the Company’s users highly engaged. Of particular importance is the successful deployment and expansion of the Company’s award-prizes model to the Company’s gaming community for purposes of creating predictable recurring revenues.

A decline in the number of the Company’s users may adversely affect the engagement level of the Company’s users, the vibrancy of the Company’s user community, or the popularity of the Company’s award-prizes model, which may in turn reduce the Company’s monetization opportunities, and have a material and adverse effect on the Company’s business, financial condition and results of operations. If the Company is unable to attract and retain users, the Company’s revenues may decline and the Company’s results of operations and financial condition may suffer.

The Company’s failure to protect the Company’s intellectual property rights may undermine the Company’s competitive position.

The Company believes that the Company’s patents, copyrights, trademarks and other intellectual property are essential to the Company’s success. Please see “Business—Intellectual Property” for more details. The Company depends to a large extent on the Company’s ability to develop and maintain the intellectual property rights relating to the Company’s existing portfolio of prizing, promotion and financial technologies that enable brands to reach the rapidly-growing competitive gaming audience of players, spectators and broadcasters. The Company has devoted considerable time and energy to the development and improvement of the Company’s portfolio of prizing, promotion and financial technologies intellectual property.

Page | 28

VERSUS SYSTEMS INC. Management’s Discussion and Analysis Six Month Period Ended June 30, 2022

Risks Related to the Company’s Business (continued)

The Company relies primarily on a combination of patents, copyrights, trademarks and trade secrets laws, and contractual restrictions for the protection of the intellectual property used in the Company’s business. Nevertheless, these provide only limited protection and the actions the Company take to protect the Company’s intellectual property rights may not be adequate. The Company’s trade secrets may become known or be independently discovered by the Company’s competitors. The Company may have no or limited rights to stop the use of the Company’s information by others. Moreover, to the extent that the Company’s employees or third parties with whom Versus does business use intellectual property owned by others in their work for the Company, disputes may arise as to the rights to such intellectual property. Preventing any unauthorized use of the Company’s intellectual property is difficult and costly and the steps the Company take may be inadequate to prevent the misappropriation of the Company’s intellectual property. In the event that the Company resorts to litigation to enforce the Company’s intellectual property rights, such litigation could result in substantial costs and a diversion of the Company’s managerial and financial resources. The Company can provide no assurance that the Company will prevail in such litigation. Any failure in protecting or enforcing the Company’s intellectual property rights could have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company’s services or solutions could infringe upon the intellectual property rights of others or the Company might lose the Company’s ability to utilize the intellectual property of others.

The Company cannot be sure that the Company’s services and solutions do not infringe on the intellectual property rights of third parties, and these third parties could claim that the Company or the Company’s clients are infringing upon their intellectual property rights. These claims could harm the Company’s reputation, cause the Company to incur substantial costs or prevent the Company from offering some services or solutions in the future. Any related proceedings could require the Company to expend significant resources over an extended period of time. Any claims or litigation in this area could be time-consuming and costly, damage the Company’s reputation and/or require the company to incur additional costs to obtain the right to continue to offer a service or solution to the Company’s clients. If the Company cannot secure this right at all or on reasonable terms, or the Company cannot substitute alternative technology, the Company’s results of operations could be materially adversely affected. The risk of infringement claims against the Company may increase as the Company expands the Company’s industry software solutions.

In recent years, individuals and firms have purchased intellectual property assets in order to assert claims of infringement against technology providers and customers that use such technology. Any such action naming the Company or the Company’s clients could be costly to defend or lead to an expensive settlement or judgment against the Company. Moreover, such an action could result in an injunction being ordered against the Company’s client or the Company’s own services or operations, causing further damages.

In addition, the Company relies on third-party software in providing some of the Company’s services and solutions. If the Company loses the ability to continue using such software for any reason, including in the event that the software is found to infringe the rights of others, the Company will need to obtain substitute software or seek alternative means of obtaining the technology necessary to continue to provide such services and solutions. The Company’s inability to replace such software, or to replace such software in a timely or cost-effective manner, could materially adversely affect the Company’s results of operations.

Page | 29

VERSUS SYSTEMS INC. Management’s Discussion and Analysis Six Month Period Ended June 30, 2022

Risks Related to the Company’s Business (continued)

Third parties may register trademarks or domain names or purchase internet search engine keywords that are similar to the Company’s trademarks, brands or websites, or misappropriate the Company’s data and copy the Company’s platform, all of which could cause confusion to the Company’s users, divert online customers away from the Company’s products and services or harm the Company’s reputation.

Competitors and other third parties may purchase trademarks that are similar to the Company’s trademarks and keywords that are confusingly similar to the Company’s brands or websites in internet search engine advertising programs and in the header and text of the resulting sponsored links or advertisements in order to divert potential customers from the Company to their websites. Preventing such unauthorized use is inherently difficult. If the Company is unable to prevent such unauthorized use, competitors and other third parties may continue to drive potential online customers away from the Company’s platform to competing, irrelevant or potentially offensive platform, which could harm the Company’s reputation and cause the Company to lose revenue.

The Company’s business is highly dependent on the proper functioning and improvement of its information technology systems and infrastructure. The Company’s business and operating results may be harmed by service disruptions, or by the Company’s failure to timely and effectively scale up and adjust the Company’s existing technology and infrastructure.

The Company’s business depends on the continuous and reliable operation of the Company’s information technology, or IT, systems. The Company’s IT systems are vulnerable to damage or interruption as a result of fires, floods, earthquakes, power losses, telecommunications failures, undetected errors in software, computer viruses, hacking and other attempts to harm the Company’s IT systems. Disruptions, failures, unscheduled service interruptions or a decrease in connection speeds could damage the Company’s reputation and cause the Company’s customers and end-users to migrate to the Company’s competitors’ platforms. If the Company experiences frequent or constant service disruptions, whether caused by failures of the Company’s own IT systems or those of third-party service providers, the Company’s user experience may be negatively affected, which in turn may have a material and adverse effect on the Company’s reputation and business. The Company may not be successful in minimizing the frequency or duration of service interruptions. As the number of the Company’s end-users increases and more user data are generated on the Company’s platform, the Company may be required to expand and adjust the Company’s technology and infrastructure to continue to reliably store and process content.

The Company uses third-party services and technologies in connection with the Company’s business, and any disruption to the provision of these services and technologies to the Company could result in adverse publicity and a slowdown in the growth of the Company’s users, which could materially and adversely affect the Company’s business, financial condition and results of operations.

The Company’s business partially depends on services provided by, and relationships with, various third parties. The Company exercises no control over the third parties with whom the Company has business arrangements. If such third parties increase their prices, fail to provide their services effectively, terminate their service or agreements or discontinue their relationships with the Company, the Company could suffer service interruptions, reduced revenues or increased costs, any of which may have a material adverse effect on the Company’s business, financial condition and results of operations.

Page | 30

VERSUS SYSTEMS INC. Management’s Discussion and Analysis Six Month Period Ended June 30, 2022

Risks Related to the Company’s Business (continued)

In most cases, the Company relies on third party consumer-brand partners to fulfil the prizes and rewards for the Company’s end users, players, viewers and participants. Disruption of this fulfilment could result in a poor user experience, adverse publicity, and a slowdown in growth of users, which could materially and adversely affect the Company’s business, financial condition and results of operations.

The Company’s business depends on rewards, earned by users, being fulfilled correctly by third party consumer-brands with whom the Company has business arrangements. While the Company has agreements with those consumer-brands, Versus does not exercise control over those companies. If, for any reason, the Company’s customers do not fulfil the prizes or rewards in a manner that the Company’s end users, players and/or viewers expect, the Company may suffer in the perception of those end users. This could result in loss of players, poor public relations, or lawsuits. Such event(s) would have a material adverse effect(s) on the Company’s business, financial condition and may result in a loss of operations.

Risks Related to International Operations

The risks related to international operations, in particular in countries outside of the United States, could negatively affect the Company’s results.

The Company expects to incur up to 20% of the Company’s total expenses from transactions denominated in currencies other than the United States dollar, such as the Canadian dollar, and the British pound. As such, the Company’s operations may be adversely affected by changes in foreign government policies and legislation or social instability and other factors which are not within the Company’s control, including, but not limited to, recessions in foreign economies, expropriation, nationalization and limitation or restriction on repatriation of funds, assets or earnings, longer receivables collection periods and greater difficulty in collecting accounts receivable, changes in consumer tastes and trends, renegotiation or nullification of existing contracts or licenses, changes in gaming policies, regulatory requirements or the personnel administering them, currency fluctuations and devaluations, exchange controls, economic sanctions and royalty and tax increases, risk of terrorist activities, revolution, border disputes, implementation of tariffs and other trade barriers and protectionist practices, taxation policies, including royalty and tax increases and retroactive tax claims, volatility of financial markets and fluctuations in foreign exchange rates, difficulties in the protection of intellectual property particularly in countries with fewer intellectual property protections, the effects that evolving regulations regarding data privacy may have on the Company’s online operations, adverse changes in the creditworthiness of parties with whom the Company has significant receivables or forward currency exchange contracts, labor disputes and other risks arising out of foreign governmental sovereignty over the areas in which the Company’s operations are conducted. The Company’s operations may also be adversely affected by social, political and economic instability and by laws and policies of such foreign jurisdictions affecting foreign trade, taxation and investment. If the Company’s operations are disrupted and/or the economic integrity of the Company’s contracts is threatened for unexpected reasons, the Company’s business may be harmed.

The Company’s international activities may require protracted negotiations with host governments, national companies and third parties. Foreign government regulations may favor or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. In the event of a dispute arising in connection with the Company’s operations in a foreign jurisdiction where the Company conducts business, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdictions of the courts of United States or enforcing United States judgments in such other jurisdictions. The Company may also be hindered or prevented from enforcing the Company’s rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. Accordingly, the Company’s activities in foreign jurisdictions could be substantially affected by factors beyond the Company’s control, any of which could have a material adverse effect on it. The Company believes that management’s experience to date in commercializing the Company’s products, services and solutions in China, Japan, the United Kingdom, the European Union, and other countries and regions around the world may be of assistance in helping to reduce these risks. Some countries in which the Company may operate may be considered politically and economically unstable.

Page | 31

VERSUS SYSTEMS INC. Management’s Discussion and Analysis Six Month Period Ended June 30, 2022

Risks Related to International Operations (continued)

Doing business in the industries in which the Company operates often requires compliance with numerous and extensive procedures and formalities. These procedures and formalities may result in unexpected or lengthy delays in commencing important business activities. In some cases, failure to follow such formalities or obtain relevant evidence may call into question the validity of the entity or the actions taken. The Company’s management is unable to predict the effect of additional corporate and regulatory formalities which may be adopted in the future including whether any such laws or regulations would materially increase the Company’s cost of doing business or affect the Company’s operations in any area.

The Company may in the future enter into agreements and conduct activities outside of the jurisdictions where the Company currently carries on business, which expansion may present challenges and risks that the Company has not faced in the past, any of which could adversely affect the Company’s results of operations and/or the Company’s financial condition.

The Company is subject to foreign exchange and currency risks that could adversely affect the Company’s operations, and the Company’s ability to mitigate the Company’s foreign exchange risk through hedging transactions may be limited.

The Company expects to incur up to 20% of the Company’s expenses in currencies other than the United States dollar; however, a substantial portion of the Company’s operating expenses are incurred in United States dollars. Fluctuations in the exchange rate between the U.S. dollar and other currencies may have a material adverse effect on the Company’s business, financial condition and operating results. The Company’s consolidated financial results are affected by foreign currency exchange rate fluctuations. Foreign currency exchange rate exposures arise from current transactions and anticipated transactions denominated in currencies other than United States dollars and from the translation of foreign-currency-denominated balance sheet accounts into United States dollar-denominated balance sheet accounts. The Company is exposed to currency exchange rate fluctuations because portions of the Company’s revenue and expenses are denominated in currencies other than the United States dollar, particularly the Canadian dollar. Exchange rate fluctuations could adversely affect the Company’s operating results and cash flows and the value of the Company’s assets outside of the United States. If a foreign currency is devalued in a jurisdiction in which the Company is paid in such currency, then the Company’s customers may be required to pay higher amounts for the Company’s products or services, which they may be unable or unwilling to pay. Changes in exchange rates and the Company’s limited ability or inability to successfully hedge exchange rate risk could have an adverse impact on the Company’s liquidity and results of operations.

The Company may be unable to operate in new jurisdictions where the Company’s customers operate because of new regulations.

The Company is subject to regulation in any jurisdiction where the Company’s customers access the Company’s systems. To expand into any such jurisdiction the Company may need to operate according to local regulations. In some cases this may require the Company to be licensed, or obtain approvals for the Company’s products or services. If Versus does not receive, or receive a revocation of a license in a particular jurisdiction for the Company’s products or services, the Company would not be able to sell or place the Company’s products or services in that jurisdiction. Any such outcome could materially and adversely affect the Company’s results of operations and any growth plans for the Company’s business.

Page | 32

VERSUS SYSTEMS INC. Management’s Discussion and Analysis Six Month Period Ended June 30, 2022

Risks Related to International Operations (continued)

Privacy concerns could result in regulatory changes and impose additional costs and liabilities on the Company, limit the Company’s use of information, and adversely affect the Company’s business.

Personal privacy has become a significant issue in the United States and many other countries in which the Company currently operates and may operate in the future. Many federal, state, and foreign legislatures and government agencies have imposed or are considering imposing restrictions and requirements about the collection, use, and disclosure of personal information obtained from individuals. Changes to laws or regulations affecting privacy could impose additional costs and liability on the Company and could limit the Company’s use of such information to add value for customers. If the Company were required to change the Company’s business activities or revise or eliminate services, or to implement burdensome compliance measures, the Company’s business and results of operations could be harmed. In addition, the Company may be subject to fines, penalties, and potential litigation if the Company fails to comply with applicable privacy regulations, any of which could adversely affect the Company’s business, liquidity and results of operation.

The Company’s results of operations could be affected by natural events in the locations in which the Company operate or where the Company’s customers or suppliers operate.

The Company, the Company’s customers, and the Company’s suppliers have operations in locations subject to natural occurrences such as severe weather and other geological events, including hurricanes, earthquakes, or floods that could disrupt operations. Any serious disruption at any of the Company’s facilities or the facilities of the Company’s customers or suppliers due to a natural disaster could have a material adverse effect on the Company’s revenues and increase the Company’s costs and expenses. If there is a natural disaster or other serious disruption at any of the Company’s facilities, it could impair the Company’s ability to adequately supply the Company’s customers, cause a significant disruption to the Company’s operations, cause the Company to incur significant costs to relocate or re-establish these functions and negatively impact the Company’s operating results. While the Company intends to seek insurance against certain business interruption risks, such insurance may not adequately compensate the Company for any losses incurred as a result of natural or other disasters. In addition, any natural disaster that results in a prolonged disruption to the operations of the Company’s customers or suppliers may adversely affect the Company’s business, results of operations or financial condition.

Risks Related to Regulation

The Company is subject to various laws relating to trade, export controls, and foreign corrupt practices, the violation of which could adversely affect the Company’s operations, reputation, business, prospects, operating results and financial condition.

The Company is subject to risks associated with doing business outside of the United States, including exposure to complex foreign and U.S. regulations such as the Foreign Corrupt Practices Act, or the FCPA, and other anti-corruption laws which generally prohibit U.S. companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or retaining business. Violations of the FCPA and other anti-corruption laws may result in severe criminal and civil sanctions and other penalties. It may be difficult to oversee the conduct of any contractors, third-party partners, representatives or agents who are not the Company’s employees, potentially exposing the Company to greater risk from their actions. If the Company’s employees or agents fail to comply with applicable laws or company policies governing the Company’s international operations, the Company may face legal proceedings and actions which could result in civil penalties, administration actions and criminal sanctions. Any determination that the Company has violated any anti-corruption laws could have a material adverse impact on the Company’s business. Changes in trade sanctions laws may restrict the Company’s business practices, including cessation of business activities in sanctioned countries or with sanctioned entities.

Page | 33

VERSUS SYSTEMS INC. Management’s Discussion and Analysis Six Month Period Ended June 30, 2022

Risks Related to Regulation (continued)

Violations of these laws and regulations could result in significant fines, criminal sanctions against the Company, the Company’s officers or the Company’s employees, requirements to obtain export licenses, disgorgement of profits, cessation of business activities in sanctioned countries, prohibitions on the conduct of the Company’s business and the Company’s inability to market and sell the Company’s products or services in one or more countries. Additionally, any such violations could materially damage the Company’s reputation, brand, international expansion efforts, ability to attract and retain employees and the Company’s business, prospects, operating results and financial condition.

Regulations that may be adopted with respect to the internet and electronic commerce may decrease the growth in the use of the internet and lead to the decrease in the demand for the Company’s services.

The Company may become subject to any number of laws and regulations that may be adopted with respect to the internet and electronic commerce. New laws and regulations that address issues such as user privacy, pricing, online content regulation, taxation, advertising, intellectual property, information security, and the characteristics and quality of online products and services may be enacted. As well, current laws, which predate or are incompatible with the internet and electronic commerce, may be applied and enforced in a manner that restricts the electronic commerce market. The application of such pre-existing laws regulating communications or commerce in the context of the internet and electronic commerce is uncertain. Moreover, it may take years to determine the extent to which existing laws relating to issues such as intellectual property ownership and infringement, libel and personal privacy are applicable to the internet. The adoption of new laws or regulations relating to the internet, or particular applications or interpretations of existing laws, could decrease the growth in the use of the internet, decrease the demand for the Company’s services, increase the Company’s cost of doing business or could otherwise have a material adverse effect on the Company’s business, revenues, operating results and financial condition.

Risks Related to the Company’s Common Shares and the Company’s Warrants

The Company’s common shares and Unit A Warrants were only recently listed on The Nasdaq Capital Market and there can be no assurance that the Company will be able to comply with The Nasdaq Capital Market’s continued listing standards.

The Company’s common shares and Unit A Warrants commenced trading on The Nasdaq Capital Market on January 22, 2021. However, there can be no assurance any broker will be interested in trading the Company’s common shares and/or Unit A Warrants. Therefore, it may be difficult to sell the Company’s common shares and/or Unit A Warrants if investors desire or need to do so. The Company cannot provide any assurance that an active and liquid trading market in the Company’s securities will develop or, if developed, that such market will continue. In addition, there is no guarantee that the Company will be able to maintain such listings for any period of time by perpetually satisfying The Nasdaq Capital Market’s continued listing requirements. The Company’s failure to continue to meet these requirements may result in the Company’s securities being delisted from The Nasdaq Capital Market.

Page | 34

VERSUS SYSTEMS INC. Management’s Discussion and Analysis Six Month Period Ended June 30, 2022

Risks Related to the Company’s Common Shares and the Company’s Warrants (continued)

The market prices of the Company’s common shares and Unit A Warrants are likely to be highly volatile because of several factors, including a limited public float.

The market prices of the Company’s common shares and Unit A Warrants have experienced significant price and volume fluctuations and the prices of such securities are likely to be highly volatile in the future. You may not be able to resell the Company’s common shares or Unit A Warrants following periods of volatility because of the market’s adverse reaction to volatility.

Other factors that could cause such volatility may include, among other things:

●	actual or anticipated fluctuations in the Company’s operating results;

●	the absence of securities analysts covering the Company and distributing research and recommendations about the Company;

●	the Company may have a low trading volume for a number of reasons, including that a large portion of the Company’s stock is closely held;

●	overall stock market fluctuations;

●	announcements concerning the Company’s business or those of the Company’s competitors;

●	actual or perceived limitations on the Company’s ability to raise capital when the Company requires it, and to raise such capital on favorable terms;

●	conditions or trends in the industry;

●	litigation;

●	changes in market valuations of other similar companies;

●	future sales of common shares;

●	departure of key personnel or failure to hire key personnel; and

●	general market conditions.

Any of these factors could have a significant and adverse impact on the market prices of the Company’s common shares and/or the Company’s Unit A Warrants. In addition, the stock market in general has at times experienced extreme volatility and rapid decline that has often been unrelated or disproportionate to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading prices of the Company’s common shares and/or Unit A Warrants, regardless of the Company’s actual operating performance.

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VERSUS SYSTEMS INC. Management’s Discussion and Analysis Six Month Period Ended June 30, 2022

Risks Related to the Company’s Common Shares and the Company’s Warrants (continued)

The Company’s common shares have in the past been a “penny stock” under US Securities Exchange Commission rules, and the Company’s Unit A Warrants may be subject to the “penny stock” rules in the future. It may be more difficult to resell securities classified as “penny stock.”

In the past, the Company’s common shares were a “penny stock” under applicable SEC rules (generally defined as non-exchange traded stock with a per-share price below US$5.00). While the Company’s common shares and Unit A Warrants are not considered “penny stock” since being listed on The Nasdaq Capital Market, if the Company is unable to maintain that listing and the Company’s common shares and/or the Company’s Unit A Warrants are no longer listed on The Nasdaq Capital Market, unless the Company maintain a per-share price above US$5.00, the Company’s common shares and/or Unit A Warrants will be considered “penny stock.” These rules impose additional sales practice requirements on broker-dealers that recommend the purchase or sale of penny stocks to persons other than those who qualify as “established customers” or “accredited investors.” For example, Broker dealers must determine the appropriateness for non-qualifying persons of investments in penny stocks. Broker dealers must also provide, prior to a transaction in a penny stock not otherwise exempt from the rules, a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, disclose the compensation of the broker-dealer and its salesperson in the transaction, furnish monthly account statements showing the market value of each penny stock held in the customer’s account, provide a special written determination that the penny stock is a suitable investment for the purchaser, and receive the purchaser’s written agreement to the transaction.

Legal remedies available to an investor in “penny stocks” may include the following:

●	If a “penny stock” is sold to the investor in violation of the requirements listed above, or other federal or states securities laws, the investor may be able to cancel the purchase and receive a refund of the investment.

●	If a “penny stock” is sold to the investor in a fraudulent manner, the investor may be able to sue the persons and firms that committed the fraud for damages.

These requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a security that becomes subject to the penny stock rules. The additional burdens imposed upon broker dealers by such requirements may discourage broker-dealers from effecting transactions in the Company’s securities, which could severely limit the market price and liquidity of the Company’s securities. These requirements may restrict the ability of broker-dealers to sell the Company’s common shares or the Company’s warrants and may affect your ability to resell the Company’s common shares and the Company’s Unit A Warrants.

Many brokerage firms will discourage or refrain from recommending investments in penny stocks. Most institutional investors will not invest in penny stocks. In addition, many individual investors will not invest in penny stocks due, among other reasons, to the increased financial risk generally associated with these investments.

For these reasons, penny stocks may have a limited market and, consequently, limited liquidity. The Company can give no assurance at what time, if ever, the Company’s common shares or the Company’s Unit A Warrants will not be classified as a “penny stock” in the future.

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VERSUS SYSTEMS INC. Management’s Discussion and Analysis Six Month Period Ended June 30, 2022

Risks Related to the Company’s Common Shares and the Company’s Warrants (continued)

The Company is subject to the continued listing criteria of Nasdaq, and the Company’s failure to satisfy these criteria may result in delisting of the Company’s common shares or Unit A Warrants from The Nasdaq Capital Market and could also jeopardize the Company’s continued ability to trade in the United States on The Nasdaq Capital Market.

The Company’s common shares and Unit A Warrants are currently listed for trading on The Nasdaq Capital Market. In order to maintain the listing on Nasdaq or any other securities exchange the Company may trade on, the Company must maintain certain financial and share distribution targets, including maintaining a minimum number of public shareholders. In addition to objective standards, Nasdaq may delist the Company’s securities if, in the exchange’s opinion, the Company’s financial condition and/or operating results appear unsatisfactory; if it appears that the extent of public distribution or the aggregate market value of the security has become so reduced as to make continued listing inadvisable; if the Company sells or disposes of the Company’s principal operating assets or ceases to be an operating company; if the Company fails to comply with the listing requirements; or if any other event occurs or any condition exists which, in their opinion, makes continued listing on the exchange inadvisable.

If the Nasdaq were to delist the Company’s common shares, investors may face material adverse consequences, including, but not limited to, a lack of trading market for the Company’s common shares, reduced liquidity, decreased analyst coverage, and/or an inability for the Company to obtain additional financing to fund the Company’s operations.

If the benefits of any proposed acquisition do not meet the expectations of investors, shareholders or financial analysts, the market price of the Company’s common shares and/or Unit A Warrants may decline.

If the benefits of any proposed acquisition do not meet the expectations of investors or securities analysts, the market price of the Company’s common shares and/or Unit A Warrants prior to the closing of the proposed acquisition may decline. The market values of the Company’s common shares and/or Unit A Warrants at the time of the proposed acquisition may vary significantly from their prices on the date the acquisition target was identified.

In addition, broad market and industry factors may materially harm the market price of the Company’s common shares and/or Unit A Warrants irrespective of the Company’s operating performance. The stock market in general has experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of the Company’s securities, may not be predictable. A loss of investor confidence in the market for retail stocks or the stocks of other companies which investors perceive to be similar to the Company could depress the price of the Company’s common shares and/or Unit A Warrants regardless of the Company’s business, prospects, financial conditions or results of operations. A decline in the market price of the Company’s securities also could adversely affect the Company’s ability to issue additional securities and the Company’s ability to obtain additional financing in the future.

Shares eligible for future sale may adversely affect the market.

From time to time, certain of the Company’s shareholders may be eligible to sell all or some of their common shares by means of ordinary brokerage transactions in the open market pursuant to Rule 144 promulgated under the US Securities Act of 1933, as amended, or the Securities Act, subject to certain limitations. In general, pursuant to Rule 144, non-affiliate shareholders may sell freely after six months, subject only to the current public information requirement. Affiliates may sell after six months, subject to the Rule 144 volume, manner of sale (for equity securities), current public information, and notice requirements. Of the approximately 20,754,424 common shares outstanding as of June 30, 2022, approximately 16,694,251 shares are tradable without restriction. Given the limited trading of the Company’s common shares, resale of even a small number of the Company’s common shares pursuant to Rule 144 or an effective registration statement may adversely affect the market price of the Company’s common shares.

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VERSUS SYSTEMS INC. Management’s Discussion and Analysis Six Month Period Ended June 30, 2022

Risks Related to the Company’s Common Shares and the Company’s Warrants (continued)

The Company has never paid dividends on the Company’s common shares and may not do so in the future.

Holders of the Company’s common shares are entitled to receive such dividends as may be declared by the Company’s board of directors. To date, the Company has paid no cash dividends on the Company’s common shares and Versus does not expect to pay cash dividends on the Company’s common shares in the foreseeable future. The Company intends to retain future earnings, if any, to provide funds for operations of the Company’s business. Therefore, any return investors in the Company’s common shares may have will be in the form of appreciation, if any, in the market value of their common shares.

If an active, liquid trading market for the Company’s Unit A Warrants does not develop, you may not be able to sell your Unit A Warrants quickly or at a desirable price.

The Company’s Unit A Warrants are currently exercisable and expire on the fifth anniversary of the date of issuance. The Unit A Warrants had an initial exercise price per share equal to $7.50. In the event that the stock price of the Company’s common shares does not exceed the exercise price of the Unit A Warrants during the period when the Unit A Warrants are exercisable, the Unit A Warrants may not have any value.

There is no established trading market for the Company’s Unit A Warrants, and to the extent a market develops, such market for the Unit A Warrants may be highly volatile or may decline regardless of the Company’s operating performance. An active public market for the Company’s Unit A Warrants may not develop or be sustained. We cannot predict the extent to which investor interest in the Company’s company will lead to the development of an active trading market in the Company’s Unit A Warrants or how liquid that market might become. If a market does not develop or is not sustained, it may be difficult to sell Unit A Warrants at a particular time, at an attractive price, or at all.

Holders of the Company’s warrants will have no rights as a common shareholder until they acquire the Company’s common shares.

Until acquiring the Company’s common shares upon exercise warrants, warrant holders will have no rights as a shareholder in respect of the common shares underlying such warrants. Upon exercise of warrants, holders will be entitled to exercise the rights of a common shareholder only as to matters for which the record date occurs after the exercise date.

The Company’s articles and certain Canadian legislation contain provisions that may have the effect of delaying or preventing a change in control.

Certain provisions of the Company’s articles could discourage potential acquisition proposals, delay or prevent a change in control and limit the price that certain investors may be willing to pay for the Company’s common shares. The material differences between the British Columbia Business Corporations Act, or BCBCA, and Delaware General Corporation Law, or DGCL, that may have the greatest such effect include, but are not limited to, the following: (i) for certain corporate transactions (such as mergers and amalgamations or amendments to the Company’s articles) the BCBCA generally requires the voting threshold to be a special resolution approved by 66 2/3% of shareholders, whereas DGCL generally only requires a majority vote; and (ii) under the BCBCA a holder of 5% or more of the company’s common shares can requisition a special meeting of shareholders, whereas such right does not exist under the DGCL.

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VERSUS SYSTEMS INC. Management’s Discussion and Analysis Six Month Period Ended June 30, 2022

Risks Related to the Company’s Common Shares and the Company’s Warrants (continued)

In addition, a non-Canadian must file an application for review with the Minister responsible for the Investment Canada Act and obtain approval of the Minister prior to acquiring control of a “Canadian Business” within the meaning of the Investment Canada Act, where prescribed financial thresholds are exceeded. Finally, limitations on the ability to acquire and hold the Company’s common shares may be imposed by the Competition Act (Canada). The Competition Act (Canada) establishes a pre-merger notification regime for certain types of merger transactions that exceed certain statutory shareholding and financial thresholds. Transactions that are subject to notification cannot be closed until the required materials are filed and the applicable statutory waiting period has expired or been waived by the Commissioner. However, the Competition Act (Canada) permits the Commissioner of Competition to review any acquisition or establishment, directly or indirectly, including through the acquisition of shares, of control over or of a significant interest in the Company, whether or not it is subject to mandatory notification. Otherwise, there are no limitations either under the laws of Canada or British Columbia, or in the Company’s articles on the rights of non-Canadians to hold or vote the Company’s common shares. Any of these provisions may discourage a potential acquirer from proposing or completing a transaction that may have otherwise presented a premium to the Company’s shareholders. The Company cannot predict whether investors will find the Company’s company and the Company’s common shares less attractive because the Company is governed by Canadian laws.

Because the Company is a corporation incorporated under the laws of British Columbia and some of the Company’s directors and officers are residents of Canada, it may be difficult for investors in the United States to enforce civil liabilities against the Company based solely upon the U.S. federal securities laws. Similarly, it may be difficult for Canadian investors to enforce civil liabilities against the Company’s directors and officers residing outside of Canada.

The Company is a corporation incorporated under the laws of British Columbia. Some of the Company’s directors and officers and other experts named herein are residents of Canada and all or a substantial portion of the Company’s assets and those of such persons are located outside the United States. Consequently, it may be difficult for U.S. investors to effect service of process within the United States upon the Company or the Company’s directors or officers who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under the U.S. federal securities laws. Investors should not assume that Canadian courts: (1) would enforce judgments of U.S. courts obtained in actions against the Company or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or blue sky laws of any state within the United States or (2) would enforce, in original actions, liabilities against the Company or such persons predicated upon the U.S. federal securities laws or any such state securities or blue sky laws.

As a result of the Company’s recently becoming a reporting company under the Exchange Act, the Company will be obligated to develop and maintain proper and effective internal controls over financial reporting and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in the Company’s company and, as a result, the value of the Company’s common shares.

The Company is required, pursuant to Section 404 of the Sarbanes-Oxley Act, or Section 404, to furnish a report by management on, among other things, the effectiveness of the Company’s internal control over financial reporting for the first fiscal year beginning after March 3, 2021. This assessment includes disclosure of any material weaknesses identified by the Company’s management in the Company’s internal control over financial reporting. The Company’s independent registered public accounting firm will not be required to attest to the effectiveness of the Company’s internal control over financial reporting until the Company’s first annual report required to be filed with the SEC following the date the Company is no longer an emerging growth company, as defined in the JOBS Act. The Company will be required to disclose significant changes made in the Company’s internal control procedures on a quarterly basis.

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VERSUS SYSTEMS INC. Management’s Discussion and Analysis Six Month Period Ended June 30, 2022

Risks Related to the Company’s Common Shares and the Company’s Warrants (continued)

The Company is beginning the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404, and the Company may not be able to complete the Company’s evaluation, testing and any required remediation in a timely fashion. The Company’s compliance with Section 404 requires that the Company incur substantial accounting expense and expend significant management efforts. While the Company currently has an internal audit group, the Company may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and compile the system and process documentation necessary to perform the evaluation needed to comply with Section 404.

During the evaluation and testing process of the Company’s internal controls, if the Company identifies one or more material weaknesses in the Company’s internal control over financial reporting, the Company will be unable to assert that the Company’s internal control over financial reporting is effective. The Company cannot provide assurance that there will not be material weaknesses or significant deficiencies in the Company’s internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit the Company’s ability to accurately report the Company’s financial condition or results of operations. If the Company is unable to conclude that the Company’s internal control over financial reporting is effective, the Company could lose investor confidence in the accuracy and completeness of the Company’s financial reports, the market price of the Company’s common shares could decline, and the Company could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities. Failure to remedy any material weakness in the Company’s internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict the Company’s future access to the capital markets.

The Company is an emerging growth company within the meaning of the US Securities Act, and if the Company takes advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make the Company’s securities less attractive to investors and may make it more difficult to compare the Company’s performance with other public companies.

The Company is an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, and the Company may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor internal controls attestation requirements of Section 404, reduced disclosure obligations regarding executive compensation in the Company’s periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, the Company’s shareholders may not have access to certain information they may deem important. The Company could be an emerging growth company for up to five years, although circumstances could cause the Company to lose that status earlier, including if the market value of the Company’s common shares held by non-affiliates exceeds US$700 million as of any November 30 before that time, in which case the Company would no longer be an emerging growth company as of the following May 31. The Company cannot predict whether investors will find the Company’s securities less attractive because the Company will rely on these exemptions. If some investors find the Company’s securities less attractive as a result of the Company’s reliance on these exemptions, the trading prices of the Company’s securities may be lower than they otherwise would be, there may be a less active trading market for the Company’s securities and the trading prices of the Company’s securities may be more volatile.

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VERSUS SYSTEMS INC. Management’s Discussion and Analysis Six Month Period Ended June 30, 2022

Risks Related to the Company’s Common Shares and the Company’s Warrants (continued)

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

The Company will continue to incur increased costs as a result of operating as a reporting company under the Exchange Act, and the Company’s management will continue to be required to devote substantial time to compliance with the Company’s reporting company responsibilities and corporate governance practices.

As a reporting company under the US Exchange Act, and particularly after the Company is no longer an “emerging growth company,” the Company will continue to incur significant legal, accounting and other expenses The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of The Nasdaq Capital Market and other applicable securities rules and regulations impose various requirements on public companies. The Company is also obligated to file with the Canadian securities regulators similar reports pursuant to securities laws and regulations applicable in all the provinces and territories of Canada in which the Company will be a reporting issuer. Compliance with these laws and regulations has increased and will continue to increase the Company’s legal and financial compliance costs and make some activities more difficult, time-consuming or costly. The Company’s management and other personnel must devote a substantial amount of time to compliance with these requirements. Moreover, these rules and regulations increase the Company’s legal and financial compliance costs and make some activities more time-consuming and costly. For example, these rules and regulations make it more difficult and more expensive for the Company to obtain directors’ and officers’ liability insurance, which could make it more difficult for the Company to attract and retain qualified members of the Company’s board of directors. The Company cannot predict or estimate the amount of additional future costs the Company will incur as a public company or the timing of such costs.

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VERSUS SYSTEMS INC. Management’s Discussion and Analysis Six Month Period Ended June 30, 2022

Risks Related to the Company’s Common Shares and the Company’s Warrants (continued)

The Company is a foreign private issuer under the rules and regulations of the SEC and, thus, are exempt from a number of rules under the Exchange Act and are permitted to file less information with the SEC than a company incorporated in the U.S.

As a foreign private issuer under the Exchange Act, the Company is exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations. Moreover, the Company is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies with securities registered under the Exchange Act; the Company is not required to file financial statements prepared in accordance with U.S. generally accepted accounting principles; and the Company is not required to comply with SEC Regulation FD, which imposes certain restrictions on the selective disclosure of material information. In addition, the Company’s officers, directors and principal shareholders are not subject to the reporting or short-swing profit recovery provisions of Section 16 of the Exchange Act or the rules under the Exchange Act with respect to their purchases and sales of the Company’s common shares. Accordingly, you may receive less information about the Company than you would receive about a company incorporated in the United States and may be afforded less protection under the U.S. federal securities laws than you would be afforded with respect to a company incorporated in the United States. If the Company loses the status as a foreign private issuer at some future time, the Company will no longer be exempt from such rules and, among other things, will be required to file periodic reports and financial statements as if the Company were a company incorporated in the United States. The costs incurred in fulfilling these additional regulatory requirements could be substantial.

Additionally, pursuant to the Nasdaq Listing Rules, as a foreign private issuer, the Company may elect to follow the Company’s home country practice in lieu of the corporate governance requirements of the Nasdaq Listing Rules, with the exception of those rules that are required to be followed pursuant to the provisions of the Nasdaq Listing Rules. The Company has elected to follow Canadian practices in lieu of the requirements of the Nasdaq Listing Rules to the extent permitted under Nasdaq Listing Rule 5615(a)(3).

U.S. Holders of the Company’s common shares may suffer adverse tax consequences if the Company is treated as a passive foreign investment company.

A non-U.S. corporation generally will be treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, in any taxable year if either (1) at least 75% of its gross income for such year is passive income (such as interest income) or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. Based on the current and anticipated composition of the income, assets and operations of the Company and its subsidiaries, Versus does not believe that the Company will be a PFIC for U.S. federal income tax purposes for the current taxable year or for future taxable years. However, the application of the PFIC rules is subject to uncertainty in several respects, and a separate determination must be made after the close of each taxable year as to whether the Company is a PFIC for that year. Changes in the composition of the Company’s income or assets may cause the Company to become a PFIC. Accordingly, there can be no assurance that the Company will not be a PFIC for any taxable year. If the Company is a PFIC for any taxable year during which a U.S. Holder (as that term is defined below in “Material U.S. Federal Income Tax Considerations for U.S. Holders”) holds the Company’s common shares, such U.S. Holder may be subject to adverse tax consequences. In particular, absent certain elections, a U.S. Holder would generally be subject to U.S. federal income tax at ordinary income tax rates, plus a possible interest charge, in respect of a gain derived from a disposition of the Company’s common shares, as well as certain distributions by the Company. The PFIC rules are complex, and each prospective investor is strongly urged to consult its tax advisors regarding the application of these rules to such investor’s particular circumstances. See “Material United States Federal Income Tax Considerations for U.S. Holders”.

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VERSUS SYSTEMS INC. Management’s Discussion and Analysis Six Month Period Ended June 30, 2022

Risks Related to the Company’s Common Shares and the Company’s Warrants (continued)

Changes to tax laws may have an adverse impact on the Company and holders of the Company’s common shares.

Changes in tax laws, including amendments to tax laws, changes in the interpretation of tax laws, or changes in the administrative pronouncements or positions by the Canada Revenue Agency, or CRA, may have a material adverse effect on the Company. In addition, tax authorities could disagree with the Company on tax filing positions taken by the Company and any reassessment of the Company’s tax filings could result in material adjustments of tax expense, income taxes payable and deferred income taxes.

Changes in tax laws, including amendments to tax laws, changes in the interpretation of tax laws or changes in the administrative pronouncements or positions by the CRA, may also have a material adverse effect on the Company’s shareholders and their investment in the Company’s common shares. Purchasers of the Company’s common shares should consult their tax advisors regarding the potential tax consequences associated with the acquisition, holding and disposition of the Company’s common shares in their particular circumstances.

Additional Information

On July 30, 2021, the Company appointed Ms. Amanda Armour as Chief People Officer of the Company. As Chief People Officer, Amanda will spearhead Versus’s rapid continued growth by maximizing the potential of the Company’s organizational infrastructure. Ms. Armour’s focus on growth, culture, learning and development, and hiring will support the Company in its recent acquisition of Xcite Interactive and into further expansion.

Additional information relating to the Company is available on the Company’s website at www.versussystems.com and under the Company's profile on SEDAR at www.sedar.com.

Corporate Information

Directors:	Matthew Pierce Brian Tingle Michelle Gahagan Paul Vlasic Keyvan Peymani Jennifer Prince
Officers:	Matthew Pierce, Chief Executive Officer Craig Finster, President and Chief Financial Officer Alex Peachy, Chief Technical Officer Amanda Armour, Chief People Officer Kelsey Chin, Corporate Secretary
Legal Counsel:	USA Fenwick &West, LLP 228 Santa Monica Blvd #300 Santa Monica, CA 90401 Canada Borden Ladner Gervais LLP 1200 Waterfront Centre 200 Burrard Street Vancouver, BC, V7X 1T2
Transfer Agent:	Computershare Trust Company of Canada 2nd Floor – 510 Burrard Street Vancouver, BC, V6C 3B9

Contact Information

Matthew Pierce, CEO

Versus Systems Inc.

1558 West Hastings Street

Vancouver, British Columbia V6G 3J4

Tel: 604-639-4457

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